UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BBVA

January-September 2016

Our Purpose: To bring the age of opportunity to everyone

3Q16

January-September

2016

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	30-09-16	Δ%	30-09-15	31-12-15
Balance sheet (million euros)
Total assets	724,627	(2.9)	746,477	750,078

Loans and advances to customers (gross)	422,844	(0.8)	426,295	432,855
Deposits from customers	385,348	(1.0)	389,154	403,362
Other customer funds	130,833	0.8	129,752	131,822

Total customer funds	516,181	(0.5)	518,906	535,184

Total equity	55,891	4.3	53,601	55,439

Income statement (million euros)
Net interest income	12,674	5.5	12,011	16,426
Gross income	18,431	5.1	17,534	23,680
Operating income	8,882	4.4	8,510	11,363
Income before tax	5,107	17.8	4,335	5,879
Net attributable profit	2,797	64.3	1,702	2,642
The BBVA share and share performance ratios
Number of shares (millions)	6,480	2.8	6,305	6,367
Share price (euros)	5.38	(29.0)	7.58	6.74
Earning per share (euros)	0.41	70.3	0.24	0.38
Book value per share (euros)	7.33	(0.7)	7.38	7.47
Tangible book value per share (euros)	5.88	0.7	5.83	5.85
Market capitalization (million euros)	34,877	(27.0)	47,794	42,905
Yield (dividend/price; %)	6.9		4.9	5.5
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds)	7.2		5.2	5.2
ROTE (net attributable profit/average shareholders’ funds excluding intangible assets)	9.0		6.4	6.4
ROA (net income/average total assets)	0.67		0.46	0.46
RORWA (net income/average risk-weighted assets)	1.26		0.86	0.87
Efficiency ratio	51.8		51.5	52.0
Cost of risk	0.92		1.10	1.06
NPL ratio	5.1		5.6	5.4
NPL coverage ratio	72		74	74
Capital adequacy ratios (%) (1)
CET1	12.3		11.7	12.1
Tier 1	13.0		11.7	12.1

Total capital ratio	15.9		14.6	15.0

Other information
Number of shareholders	947,244	1.7	931,757	934,244
Number of employees	136,244	(1.2)	137,904	137,968
Number of branches	8,761	(5.3)	9,250	9,145
Number of ATMs	30,890	4.1	29,665	30,616

General note: Since the third quarter of 2015, the total stake in Garanti is consolidated by the full integration method. For previous periods, the financial information provided in this document is presented integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

(1)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 60% phase-in for 2016 and a 40% for 2015.

2	BBVA Group highlights

Group information

Relevant events

Results (pages 4-9)

•	Year-on-year figures are affected by changes in the Group’s scope of consolidation in the second and third quarter of 2015 (Catalunya Banc -CX- and Garanti, respectively).

•	Although the negative effect of exchange rates has eased, the cumulative impact through September continues to be significant.

•	Taking into account the stake in Garanti in comparable terms, i.e. including it as if it had been incorporated by the full integration method since January 1, 2015, if the impact of corporate operations from January through September 2015 is excluded, and if the exchange-rate effect is isolated, the most relevant aspects in terms of cumulative earnings are as follows:

•	Very favorable performance of the most recurring revenue, thanks to growth in activity, mainly in emerging economies, and maintenance of customer spreads.

•	Positive contribution from NTI, due basically to sales in ALCO portfolios, the capital gains registered by the VISA Europe transaction in the second quarter and the sale of 0.75% of the BBVA Group’s stake in China Citic Bank (CNCB) in the third quarter.

•	Significant reduction in the year-on-year rate of growth of operating expenses, despite the fact that they are still strongly influenced by the incorporation of CX, high inflation in some countries and the exchange-rate effect.

•	Further decline of impairment losses on financial assets and real-estate provisions.

Balance sheet and business activity (pages 10-11)

•	The loan book has performed strongly YTD in emerging economies. There has been a decline in Spain, since the favorable performance of new production has not offset the existing level of repayments. In the United States, the area’s strategy of selective growth in the most profitable segments explains its performance, which has been virtually flat since the end of 2015.

•	Non-performing loans have continued to decline, particularly in the domestic sector.

•	Customer deposits under management have performed well in the most liquid headings in the domestic sector and in time deposits in the non-domestic sector

•	The performance of off-balance-sheet customer funds has improved compared with the previous quarter.

Solvency (page 12)

•	Capital position above regulatory requirements. At the close of September 2016, the fully-loaded CET1 ratio stood at 11.0%, thanks to strong generation of capital during the quarter. This will enable the 11% target to be reached ahead of schedule.

•	The fully-loaded leverage ratio closed at 6.6%, which compares very favorably with the rest of the peer group.

Risk management (pages 13-14)

•	The improvement in the main asset quality indicators continues: At the close of September 2016, the NPL ratio had declined, the cost of risk remained stable and the coverage ratio had fallen slightly compared with the figures reported as of 30-Jun-2016. There is a clear improvement on the data reported as of December 2015.

The BBVA share (pages 15-16)

•	There was a new bonus share issue in October to implement the “dividend-option”. On this occasion, the holders of 87.85% of the free allocation rights chose to receive new shares, which once more demonstrates the success of this remuneration system.

Other matters of interest

•	The number of digital and mobile customers continues to increase (up 12% and 23% since December 2015, and up 20% and 41% in year-on-year terms, respectively, according to latest data available).

Relevant events	3

Results

BBVA Group’s earnings for the first nine months of 2016 continue to be affected by the changes in the scope of consolidation in the second and third quarter of 2015 (CX and Garanti, respectively), the negative impact with respect to the same period last year of exchange rates against the euro of the main currencies that affect the Entity’s financial statements, and the lack of corporate operations. Unless expressly indicated otherwise, to better understand the changes in the Group’s main earnings figures, the year-on-year percentage changes given below refer to constant exchange rates.

In addition, in order to make the year-on-year comparison easier, the end of this section includes an income statement with rates of change that take into account Turkey in comparable terms, i.e. including BBVA’s stake in Garanti as if it had been incorporated by the full integration method since January 1, 2015.

BBVA Group posted a net attributable profit of €2,797m in the first nine months of 2016, a significant increase on the figure for the same period last year (up 111.9%). Not including 2015 corporate operations, earnings have grown by 15.0% (up 10.8% with Turkey in comparable

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2016			2015
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,310	4,213	4,152	4,415	4,490	3,858	3,663
Net fees and commissions	1,207	1,189	1,161	1,263	1,225	1,140	1,077
Net trading income	577	819	357	451	133	650	775
Dividend income	35	257	45	127	52	194	42
Share of profit or loss of entities accounted for using the equity method	17	(6)	7	(16)	3	18	3
Other operating income and expenses	52	(26)	66	(94)	76	62	73
Gross income	6,198	6,445	5,788	6,146	5,980	5,922	5,632
Operating expenses	(3,216)	(3,159)	(3,174)	(3,292)	(3,307)	(2,942)	(2,776)
Personnel expenses	(1,700)	(1,655)	(1,669)	(1,685)	(1,695)	(1,538)	(1,460)
Other administrative expenses	(1,144)	(1,158)	(1,161)	(1,268)	(1,252)	(1,106)	(1,024)
Depreciation	(372)	(345)	(344)	(340)	(360)	(299)	(291)
Operating income	2,982	3,287	2,614	2,853	2,673	2,980	2,857
Impairment on financial assets (net)	(1,004)	(1,077)	(1,033)	(1,057)	(1,074)	(1,089)	(1,119)
Provisions (net)	(201)	(81)	(181)	(157)	(182)	(164)	(230)
Other gains (losses)	(61)	(75)	(62)	(97)	(127)	(123)	(66)
Income before tax	1,716	2,053	1,338	1,544	1,289	1,604	1,442
Income tax	(465)	(557)	(362)	(332)	(294)	(429)	(386)
Net income from ongoing operations	1,251	1,496	976	1,212	995	1,175	1,056
Results from corporate operations (2)	—	—	—	4	(1,840)	144	583
Net income	1,251	1,496	976	1,215	(845)	1,319	1,639
Non-controlling interests	(286)	(373)	(266)	(275)	(212)	(97)	(103)
Net attributable profit	965	1,123	709	940	(1,057)	1,223	1,536
Attributable profit without corporate transactions	965	1,123	709	936	784	1,078	953
Earning per share (euros)	0.14	0.16	0.10	0.13	(0.17)	0.18	0.23
Earning per share (excluding corporate operations; euros)	0.14	0.16	0.10	0.13	0.11	0.15	0.14

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

4	Group information

Consolidated income statement (1)

(Million euros)

	January-Sep. 16	Δ%	Δ% at constant exchange rates	January-Sep. 15
Net interest income	12,674	5.5	18.1	12,011
Net fees and commissions	3,557	3.3	12.5	3,442
Net trading income	1,753	12.5	24.3	1,558
Dividend income	336	16.5	18.3	288
Share of profit or loss of entities accounted for using the equity method	18	(24.8)	14.2	24
Other operating income and expenses	92	(56.3)	(64.5)	211
Gross income	18,431	5.1	16.2	17,534
Operating expenses	(9,549)	5.8	14.8	(9,024)
Personnel expenses	(5,024)	7.1	15.2	(4,693)
Other administrative expenses	(3,464)	2.4	13.2	(3,382)
Depreciation	(1,061)	11.7	18.4	(950)
Operating income	8,882	4.4	17.7	8,510
Impairment on financial assets (net)	(3,114)	(5.1)	3.7	(3,283)
Provisions (net)	(463)	(19.6)	(12.4)	(576)
Other gains (losses)	(198)	(37.2)	(37.5)	(316)
Income before tax	5,107	17.8	38.2	4,335
Income tax	(1,385)	24.9	53.4	(1,109)
Net income from ongoing operations	3,722	15.4	33.2	3,226
Results from corporate operations (2)	—	—	—	(1,113)
Net income	3,722	76.1	121.5	2,113
Non-controlling interests	(925)	124.9	156.6	(411)
Net attributable profit	2,797	64.3	111.9	1,702
Attributable profit without corporate transactions	2,797	(0.6)	15.0	2,815
Earning per share (euros)	0.41			0.24
Earning per share (excluding corporate operations; euros)	0.41			0.41

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

terms). In general, this positive trend continues to reflect the good performance of revenues, the restriction on the rate of growth of operating expenses, reduction in impairment losses on financial assets, and the decline in provisions (net) and other gains (losses).

Gross income

The Group’s cumulative gross income was €18,431m, a rise of 16.2% on the same period in 2015 (up 7.1% with Turkey in comparable terms). All the items making up gross income performed well, except for other operating income and expenses.

Net interest income rose by 3.0% over the quarter, and thus cumulative growth for the first nine months is 18.1% compared with the same period in 2015 (up 7.0% with Turkey in comparable terms), thanks to increased activity, mainly in emerging geographical areas, and the defense of customer spreads.

By business areas there has been a positive performance in Turkey, Mexico, South America and the United States. In Spain and the Rest of Eurasia, the figure has declined as a result of the lower business volume and the current environment of very low interest rates, which has led to a narrowing of spreads.

Results	5

Positive performance of income from fees and commissions, which over the first nine months of 2016 increased by 12.5% year-on-year (up 4.0% with Turkey in comparable terms), strongly supported by the good performance of the United States, Turkey, Mexico and South America. This is despite the smaller number of transactions from wholesale businesses.

As a result, more recurring revenues (net interest income plus fees and commissions) has increased year-on-year by 16.8%, or 6.3% with Turkey in comparable terms.

NTI increased year-on-year by 24.3% in the first nine months of the year (up 29.5% with Turkey in comparable terms), mainly due to: sales in ALCO portfolios, the capital gains from the VISA Europe transaction in the second quarter and the sale of 0.75% of BBVA Group’s stake in CNCB in the third quarter.

The dividends heading mainly includes those from the Group’s stakes in Telefónica and CNCB. In the first nine months of

2016 the figure has risen by 18.3% on the same period in 2015, strongly influenced by the payment in the second quarter of the CNCB dividend (which was not booked last year).

Lastly, other operating income and expenses is lower due to the booking in the second quarter of the contribution of €122m to the new Single Resolution Fund (SRF). In 2015, the contribution was made to the FROB in the fourth quarter. It should be highlighted that the net contribution of the insurance business increased by 14.6% in a year-on-year comparison.

Operating income

There has been a significant decline in the year-on-year increase in operating expenses, which in the cumulative figure through September 2016 rose by 14.8% (up 7.4% with Turkey in comparable terms), despite the inclusion of CX expenses

Breakdown of operating expenses and efficiency calculation

(Million euros)

	January-Sep. 16	Δ%	January-Sep. 15
Personnel expenses	5,024	7.1	4,693
Wages and salaries	3,908	7.9	3,623
Employee welfare expenses	719	5.2	684
Training expenses and other	397	2.8	386
Other administrative expenses	3,464	2.4	3,382
Premises	819	(4.9)	861
IT	720	4.1	692
Communications	230	(2.9)	237
Advertising and publicity	299	2.2	292
Corporate expenses	74	(8.9)	81
Other expenses	997	12.8	884
Levies and taxes	325	(2.8)	335
Administration expenses	8,488	5.1	8,074
Depreciation	1,061	11.7	950
Operating expenses	9,549	5.8	9,024
Gross income	18,431	5.1	17,534
Efficiency ratio (operating expenses/gross income; %)	51.8		51.5

6	Group information

all through the year (from April 24th in 2015), the high level of inflation in some geographical areas where BBVA operates, and the negative effect that currency depreciation has had on cost items denominated in dollars and euros.

As a result, the cumulative efficiency ratio through September remains at the 51.8% of the first half of 2016 (51.5% in September 2015) and operating income has risen by 17.7% (up 6.9% with Turkey in comparable terms).

Provisions and others

Impairment loses on financial assets for the third quarter were very similar to those of the previous quarter. As a result, the cumulative figure through September continues the decline observed in previous periods, with a year-on-year fall of 2.4% with Turkey in comparable terms (up 3.7% not taking into account the changes in the scope of consolidation). By business area, the decline in the euro area continues, while in

Results	7

Mexico and South America the moderate increases have not negatively affected the year-on-year changes in the cost of risk. There was growth in Turkey, strongly influenced by the negative impact of the depreciation of the Turkish lira and the increase in provisions in Romania. Lastly, in the United States, the rise in provisions following the downgrade in the rating of some companies that operate in the energy (exploration & production) and metals & mining (basic materials) sectors in the first quarter of 2016 has had a negative effect on the cumulative figure of this heading.

Lastly, there was a decline in both provisions (down 12.4% year-on-year or down 13.1% with Turkey in comparable terms), despite including a provision of €94m in the third quarter for restructuring costs, and other gains (losses) (down 37.5% year-on-year, or down 36.4% with Turkey in comparable terms), due largely to lower impairments of real-estate activity in Spain.

Profit

Net income from ongoing operations grew by 33.2% in year-on-year terms (up 14.4% with Turkey in comparable terms).

The results from corporate operations heading does not include any transaction in this period. The cumulative figure for the first nine months of 2015 (which totaled a loss of €1,113m) included capital gains from the various sale transactions equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill generated from the CX operation, the impact of the valuation at fair value of the initial 25.01% stake in Garanti and the impact of the sale of 29.68% stake in CIFH.

8	Group information

By business area, banking activity in Spain has generated €936m, real-estate activity in Spain generated a loss of €315m, the United States contributed €298m, Turkey €464m, Mexico €1,441m, South America €576m and the Rest of Eurasia €101m.

The Group’s income statement with Turkey in comparable terms

To ensure comparable figures, the Group’s income statement with year-on-year rates of change and Turkey in comparable terms is presented below (to isolate the effects of the purchase of an additional 14.89% stake in Garanti, as explained above).

Evolution of the consolidated income statement with Turkey in comparable terms (1)

(Millon euros)

	January-Sep. 16	Δ%	Δ% at constant exchange rates
Net interest income	12,674	(4.6)	7.0
Net fees and commissions	3,557	(4.8)	4.0
Net trading income	1,753	17.4	29.5
Other income/expenses	446	(18.9)	(23.5)
Gross income	18,431	(3.3)	7.1
Operating expenses	(9,549)	(1.4)	7.4
Operating income	8,882	(5.3)	6.9
Impairment on financial assets (net)	(3,114)	(10.9)	(2.4)
Provisions (net) and other gains (losses)	(661)	(25.7)	(21.7)
Income before tax	5,107	2.2	19.5
Income tax	(1,385)	11.4	35.8
Net income from ongoing operations	3,722	(0.9)	14.4
Results from corporate operations (2)	—	—	—
Net income	3,722	40.9	73.8
Non-controlling interests	(925)	11.0	26.8
Net attributable profit	2,797	54.7	98.1
Attributable profit without corporate transactions	2,797	(4.2)	10.8

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

Results	9

Balance sheet and business activity

The rates of change of BBVA Group’s balance-sheet and business activity balances from the end of December 2015 to the close of September 30, 2016 continue to be negatively affected by the depreciation of exchange rates against the euro. The most notable aspects in this period are summarized below:

•	Decline in gross lending to customers. In the domestic sector, the decline despite the good performance of new production can be explained by the trend in activity in the wholesale business and with institutions and because repayments in the mortgage segment continue to be higher than new production. In the non-domestic sector, the decline can be explained by the negative impact of exchange rates, as excluding this effect lending continues to be strong, above all in emerging geographical areas (Turkey, Mexico and South America).

•	Non-performing loans have continued the decline of previous quarters, particularly in the domestic sector (banking and real-estate activity in Spain) and in Mexico.

Consolidated balance sheet (1)

(Million euros)

	30-09-16	Δ%	31-12-15	30-09-15
Cash, cash balances at central banks and other demand deposits	31,174	6.5	29,282	22,724
Financial assets held for trading	75,569	(3.5)	78,326	83,662
Other financial assets designated at fair value through profit or loss	2,104	(8.9)	2,311	4,968
Available-for-sale financial assets	86,673	(23.6)	113,426	117,567
Loans and receivables	457,338	(3.1)	471,828	465,062
Loans and advances to central banks and credit institutions	40,271	(14.6)	47,146	46,446
Loans and advances to customers	406,124	(1.9)	414,165	407,454
Debt securities	10,943	4.1	10,516	11,162
Held-to-maturity investments	19,094	—	—	—
Investments in subsidiaries, joint ventures and associates	751	(14.6)	879	779
Tangible assets	9,470	(4.8)	9,944	9,349
Intangible assets	9,503	(7.5)	10,275	9,797
Other assets	32,951	(2.5)	33,807	32,569

Total assets	724,627	(3.4)	750,078	746,477

Financial liabilities held for trading	55,226	0.0	55,203	58,352
Other financial liabilities designated at fair value through profit or loss	2,436	(8.0)	2,649	4,767
Financial liabilities at amortized cost	581,593	(4.0)	606,113	598,206
Deposits from central banks and credit institutions	106,557	(1.9)	108,630	115,154
Deposits from customers	385,348	(4.5)	403,362	389,154
Debt certificates	76,363	(6.9)	81,980	81,702
Other financial liabilities	13,325	9.8	12,141	12,196
Memorandum item: subordinated liabilities	17,156	6.5	16,109	16,140
Liabilities under insurance contracts	9,274	(1.4)	9,407	10,192
Other liabilities	20,207	(5.0)	21,267	21,360

Total liabilities	668,736	(3.7)	694,638	692,876

Non-controlling interests	8,324	2.1	8,149	7,329
Accumulated other comprehensive income	(4,681)	39.8	(3,349)	(3,560)
Shareholders’ funds	52,248	3.2	50,639	49,832

Total equity	55,891	0.8	55,439	53,601

Total equity and liabilities	724,627	(3.4)	750,078	746,477

Memorandum item:
Contingent liabilities	49,969	0.2	49,876	48,545

(1)	Since the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s assets and liabilities are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

10	Group information

•	The Group’s deposits from customers have fallen YTD, strongly influenced by the significant reduction within the domestic sector in the balances from the public sector (down 60%), and to a lesser extent, by the adverse foreign-currency effect mentioned above. Of particular note is the positive performance of lower-cost funds (current and savings accounts) in the domestic sector and time deposits in the non-domestic sector.

•	Off-balance-sheet funds have improved on the figure for the first half of the year, closely linked to the positive performance of mutual and pension funds in Spain and the rest of the world.

Loans and advances to customers

(Million euros)

	30-09-16	Δ%	31-12-15	30-09-15
Domestic sector	171,775	(2.5)	176,090	177,928
Public sector	20,621	(4.0)	21,471	22,596
Other domestic sectors	151,153	(2.2)	154,620	155,332
Secured loans	94,210	(3.7)	97,852	99,240
Other loans	56,944	0.3	56,768	56,093
Non-domestic sector	227,481	(1.7)	231,432	222,620
Secured loans	105,822	2.7	103,007	100,305
Other loans	121,659	(5.3)	128,425	122,316
Non-performing loans	23,589	(6.9)	25,333	25,747
Domestic sector	16,874	(13.5)	19,499	20,181
Non-domestic sector	6,715	15.1	5,834	5,566
Loans and advances to customers (gross)	422,844	(2.3)	432,855	426,295
Loan-loss provisions	(16,720)	(10.5)	(18,691)	(18,841)
Loans and advances to customers	406,124	(1.9)	414,165	407,454

Customer funds

(Million euros)

	30-09-16	Δ%	31-12-15	30-09-15
Deposits from customers	385,348	(4.5)	403,362	389,154
Domestic sector	159,580	(8.9)	175,142	172,110
Public sector	6,152	(60.0)	15,368	12,843
Other domestic sectors	153,429	(4.0)	159,774	159,267
Current and savings accounts	88,126	12.3	78,502	74,044
Time deposits	60,474	(12.8)	69,326	68,999
Assets sold under repurchase agreement and other	4,828	(59.6)	11,947	16,224
Non-domestic sector	225,522	(1.1)	227,927	216,746
Current and savings accounts	119,119	(3.8)	123,854	117,056
Time deposits	99,611	1.0	98,596	94,531
Assets sold under repurchase agreement and other	6,791	24.0	5,477	5,159
Subordinated liabilities	246	(15.9)	293	298
Other customer funds	130,833	(0.8)	131,822	129,752
Spain	78,159	(1.3)	79,181	76,667
Mutual funds	31,566	0.2	31,490	31,250
Pension funds	23,103	0.9	22,897	22,397
Other off-balance sheet funds	50	(59.8)	123	119
Customer portfolios	23,440	(5.0)	24,671	22,901
Rest of the world	52,674	0.1	52,641	53,085
Mutual funds and investment companies	22,989	0.3	22,930	24,271
Pension funds	9,525	10.2	8,645	7,959
Other off-balance sheet funds	3,106	(15.2)	3,663	3,683
Customer portfolios	17,054	(2.0)	17,404	17,173

Total customer funds	516,181	(3.6)	535,184	518,906

Balance sheet and business activity	11

Solvency

Capital base

BBVA Group closed September 2016 with a fully-loaded CET1 ratio of 11.0%. This enables the 11% fully-loaded CET1 target to be met ahead of schedule (in 2017).

Over the quarter, 29 basis points of fully-loaded CET1 were generated. The increase in the ratio is a result of the recurring generation of earnings in the Group, as well as the reduction in risk-weighted assets (RWA) (down 1.3% over the quarter under fully-loaded criteria) due to the Group’s focus on optimizing capital consumption. These results were produced despite Moody’s downgrade of Turkey’s sovereign debt rating, leading to an increase in RWA and thus a negative impact on the Group’s fully-loaded CET1 ratio of 15 basis points.

Another relevant aspect linked to the changes in the capital base is related to shareholder remuneration. In April a “dividend-option” program was completed, in which the holders of 82.13% of free allocation rights chose to receive bonus BBVA shares; in July a cash amount of €0.08 per share was paid, amounting to a disbursement of €518m; and in October a further “dividend-option” program was implemented, which has once more had a great uptake, as holders representing 87.85%

of the free allocation rights have chosen to receive new BBVA shares. The remaining 12.15% have sold their free allocation rights, either to BBVA at a fixed price of €0.08 gross per right, or on the market. Specifically, a total of 86,257,317 ordinary new shares were issued under this last “dividend-option” program, increasing the capital by €42,266,085.33.

It is worth of note that from a fully-loaded perspective, Tier 1 and Tier 2 are also above minimum requirements. Thus, BBVA has covered all required buckets.

In phased-in terms, the CET1 ratio was 12.3%, the Tier 1 ratio closed at 13.0% and the Tier 2 ratio at 3.0%, giving a total capital ratio of 15.9%. The CET1 ratio is above the regulator’s requirements and the systemic buffers applicable to BBVA Group in 2016 (9.75%).

Lastly, the Group maintains a high leverage ratio: 6.6% under fully-loaded criteria (6.8% phased-in), which compares very favorably with the rest of its peer group.

Ratings

Since the previous presentation of quarterly results in July 2016, none of the credit rating agencies have modified BBVA’s rating. It therefore remains at the levels shown in the accompanying table.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A–	F-2	Stable
Moody’s (1)	Baa1	P-2	Stable
Scope Ratings	A	S-1	Stable
Standard & Poor’s	BBB+	A-2	Stable

(1)	Additionally, Moody’s assigns an A3 rating to BBVA’s long term deposits.

Capital base (1)

(Million euros)

	CRD IV phased-in
	30-09-16 (2)	30-06-16	31-03-16	31-12-15	30-09-15
Common Equity Tier 1 (CET1)	47,809	47,559	46,471	48,554	46,460
Tier 1	50,553	50,364	48,272	48,554	46,460
Tier 2	11,546	11,742	11,566	11,646	11,820
Total Capital (Tier 1+Tier 2)	62,099	62,106	59,838	60,200	58,280
Risk-weighted assets	389,898	395,085	399,270	401,277	398,784
CET1 (%)	12.3	12.0	11.6	12.1	11.7
Tier 1 (%)	13.0	12.7	12.1	12.1	11.7
Tier 2 (%)	3.0	3.0	2.9	2.9	3.0
Total capital ratio (%)	15.9	15.7	15.0	15.0	14.6

(1)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 60% phase-in for 2016 and a 40% for 2015.
(2)	Temporary data.

12	Group information

Risk management

Credit risk

At the close of the third quarter of 2016, BBVA Group maintained the positive trend in the variables related to credit risk management. Thus:

•	Credit risk has fallen by 2.2% over the quarter and 2.1% since the close of 2015 (down 0.7% and up 0.5%, respectively, at constant exchange rates). Credit activity has been strong in Mexico, Turkey and South America, down in Spain and practically flat in the United States since the close of 2015.

•	Non-performing loans, which account for 5.1% of the Group’s total credit risk, have once more performed well since the start of the year. Over the last three months the balance has fallen by 2.3%: Banking Activity in Spain (down 4.1%), Real-Estate Activity in Spain (down 3.4%) and Mexico (down 3.8%) were the areas mainly responsible for the decline, as was the case in the previous quarter. South America registered an increase of 1.2%, the United States of 4.9% and Turkey of 3.3%.

•	The Group’s NPL ratio continues to improve (down 1 basis point over the last three months and down 25 basis points since the start of the year) to 5.1% as of 30-Sep-2016.

•	Loan-loss provisions have fallen by 4.7% on the figure for June (down 3.5% excluding the exchange-rate effect), due to declines in all the geographical areas except for South America (up 0.8%), the United States (up 0.6%), Turkey (up 0.3%) and Rest of Eurasia (up 1.9%).

Credit risks (1)

(Million euros)

	30-09-16	30-06-16	31-03-16	31-12-15	30-09-15
Non-performing loans and contingent liabilities	24,253	24,834	25,473	25,996	26,395
Credit risks	472,521	483,169	478,429	482,518	474,693
Provisions	17,397	18,264	18,740	19,405	19,473
NPL ratio (%)	5.1	5.1	5.3	5.4	5.6
NPL coverage ratio (%)	72	74	74	74	74

(1)	Include gross customer lending plus contingent exposures.

Non-performing loans evolution

(Million euros)

	3Q16 (1)	2Q16	1Q16	4Q15	3Q15
Beginning balance	24,834	25,473	25,996	26,395	26,369
Entries	2,656	2,947	2,421	2,944	1,999
Recoveries	(1,875)	(2,189)	(1,519)	(2,016)	(1,657)
Net variation	781	758	902	928	342
Write-offs	(1,240)	(1,537)	(1,432)	(1,263)	(1,508)
Exchange rate differences and other	(122)	140	6	(63)	1,191
Period-end balance	24,253	24,834	25,473	25,996	26,395
Memorandum item:
Non-performing loans	23,589	24,212	24,826	25,333	25,747
Non-performing contingent liabilities	665	622	647	664	647

(1)	Temporary data.

Risk management	13

•	The coverage ratio stands at 72%.

•	Lastly, the cumulative cost of risk as of September remains stable at the levels of the close of the first half of 2016 (0.92%), well below the figure for the same period in 2015 (1.10%).

Structural risks

Liquidity and funding

Management of liquidity and funding aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance, always in compliance with current regulatory requirements.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in the price formation process.

In the first nine months of 2016 liquidity and funding conditions have remained comfortable across BBVA Group’s global footprint.

•	The financial soundness of the Group’s banks is based on the funding of lending activity, basically through the use of customer funds.

•	On the euro balance sheet, total deposits have shown a stable trend, despite the current environment of low interest rates. This is also the case in the United States.

•	In Mexico, deposits show a positive evolution.

•	In Turkey, the domestic environment also remains stable, with no tensions affecting the sources of funding, and supported by the measures adopted by the Central Bank of Turkey (CBRT).

•	In the rest of the emerging economies, the liquidity and funding situation in both local currencies and dollars remains, likewise, stable.

•	BBVA S.A. completed an issue of internationalization bonds for €1,500m with a 3-year maturity, with the aim to increase its available collateral. It is the first issue of this kind carried out in Spain.

•	The long-term wholesale funding markets have remained stable in the other geographical areas where the Group operates. There have been no international securities issues.

•	Short-term funding has also continued to perform positively, in a context marked by a high level of liquidity.

•	With respect to the new LCR regulatory liquidity ratio, BBVA Group keeps levels over 100%, clearly higher than demanded by regulations (over 70% in 2016), both at Group level and in all its banking subsidiaries.

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad,

aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The third quarter of 2016 has been marked by the maintenance of the quantitative easing (QE) measures applied by the European Central Bank and the Bank of Japan, the delay in interest rate hikes by the Federal Reserve (Fed) until economic figures strengthen, and some volatility in Turkey. Against this background, BBVA has maintained a policy of actively hedging its investments in Mexico, the United States, Chile, Colombia, Peru and Turkey. In addition to this corporate-level hedging, dollar positions are held at local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected from the international subsidiary banks for 2016 and 2017 has also been managed.

Interest rates

The aim of managing interest-rate risk is to maintain sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations.

So far in 2016, the results of this management have been satisfactory, with limited risk strategies in all the Group’s banks aimed at improving profitability. The amount of NTI generated in Europe and the United States is the result of prudent portfolio management strategies, particularly of sovereign debt, in a context marked by low interest rates. Portfolios are also held in Mexico, Turkey and South America, mainly of sovereign debt, to optimize the balance-sheet structure.

The debt markets have only had a very limited reaction to the UK’s Brexit referendum to leave the European Union. In Turkey, despite geopolitical tensions and the downgrade of Moody’s credit rating, the markets have shown resilience, helped by the global stability registered in the third quarter.

Economic capital

Attributable economic risk capital (ERC) consumption at the close of August, in consolidated terms, stood at €38,328m, practically flat over the quarter (up 0.5%). The increase of ERC in structural interest-rate risk and equity risk is offset by the reductions in market risk and fixed-asset risk.

14	Group information

The BBVA share

According to the latest information available, global growth is slightly below 3% in year-on-year terms. The improvement in the developing economies is not yet sufficient to offset the slowdown in emerging markets. The impact of “Brexit” on the financial markets has been temporary and is not likely to have significant effects on GDP in 2016 and 2017 in the rest of Europe, although uncertainty associated with the negotiations and the type of agreements between the United Kingdom and the EU are risk factors. At the same time, the U.S. economy is recovering, but remains subject to the uncertainty surrounding the presidential elections. The pace of normalization of the Fed’s monetary policy is another factor of uncertainty, with potentially global repercussions. Geopolitical tension in some geographical areas completes this outlook of global uncertainty for 2016 and 2017. In the longer term, the performance of the Chinese economy, which is growing in line with expectations but is still vulnerable due to the country’s high level of debt, will continue to determine the forecasts for global growth and, in particular, for emerging economies.

Against this backdrop, the main stock-market indices have posted gains with respect to the close of the previous quarter. In Europe, the Stoxx 50 was up by 1.1%, while in the Eurozone, the Euro Stoxx 50 gained 4.8%. In Spain, the Ibex 35 has also gained 7.5%. The S&P 500, which tracks the share prices of U.S. companies, closed the quarter with a 3.3% increase.

This has also been the trend in the share prices of the banking sector. The European bank index Stoxx Banks, which includes British banks, gained 11.7% over the quarter, while the Eurozone bank index, the Euro Stoxx Banks, was up 11.2%. In the United States, the S&P Regional Banks sector index gained 9.8% on its level at the close of the second quarter.

The price of the BBVA share also increased over the quarter, reaching 5.38 euros as of 30-Sep-2016, 6.3% above the price at the end of June.

The BBVA share and share performance ratios

	30-09-16	31-12-15
Number of shareholders	947,244	934,244
Number of shares issued	6,480,357,925	6,366,680,118
Daily average number of shares traded	50,836,536	46,641,017
Daily average trading (million euros)	290	393
Maximum price (euros)	6.88	9.77
Minimum price (euros)	4.50	6.70
Closing price (euros)	5.38	6.74
Book value per share (euros)	7.33	7.47
Tangible book value per share (euros)	5.88	5.85
Market capitalization (million euros)	34,877	42,905
Yield (dividend/price; %) (1)	6.9	5.5

(1)	Calculated by dividing shareholder remuneration over the last twelve months over the closing price at the end of the period.

As regards shareholder remuneration, the Board of Directors of BBVA approved at its meeting on September 28, 2016 a capital increase against voluntary reserves, in accordance with the terms agreed at the Annual General Meeting of March 11, 2016, to develop the “dividend-option” shareholder remuneration system. This system offers BBVA shareholders the chance to choose between receiving all or part of their remuneration in either new BBVA shares or in cash. The number of free allocation rights needed to receive a new share is 66. Holders of 87.85% of these rights opted to receive new shares, an acceptance percentage that continues to be high and once again confirms its popularity among BBVA shareholders.

The BBVA share	15

The number of BBVA shares as of 30-Sep-2016 remains at 6,480,357,925. However, the number of shareholders has increased by 0.8% over the quarter to 947,244. Residents in Spain hold 47.8% of the share capital, while the percentage owned by non-resident shareholders stands at 52.2%.

Shareholder structure

(30-09-2016)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	199,446	21.1	14,568,833	0.2
151 to 450	194,655	20.5	53,112,027	0.8
451 to 1,800	297,384	31.4	285,724,863	4.4
1,801 to 4,500	134,488	14.2	382,982,194	5.9
4,501 to 9,000	62,140	6.6	391,373,879	6.0
9,001 to 45,000	52,322	5.5	912,218,345	14.1
More than 45,001	6,809	0.7	4,440,377,784	68.5
Total	947,244	100.0	6,480,357,925	100.0

BBVA shares are traded on the Continuous Market of the Spanish Stock Exchanges and also on the stock exchanges in London and Mexico. BBVA American Depositary Shares (ADS) are traded on the New York Stock Exchange and also on the Lima Stock Exchange (Peru) under an exchange agreement between these two markets. Among the main stock-market indices, BBVA shares are included on the Ibex 35 and the Euro Stoxx 50, with a weighting of 7.7% in the former and 1.7% in the latter. They are also listed on several sector indices, such as the Stoxx Banks, with a weighting of 4.5%, and the Euro Stoxx Banks, with a weighting of 9.9%.

Lastly, BBVA maintains a significant presence on the main international sustainability indices, or ESG (Environmental, Social and Governance) indices, which evaluate the performance of companies in this area, as summarized in the table below.

(1)	The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement or promotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

16	Group information

Responsible banking

The current environment still demands a change in behavior and a new focus from financial institutions. At BBVA we respond to this social demand through a differential model of banking, which we call responsible banking, based on the search for return adjusted to principles, strict compliance with legality, best practices and the creation of long-term value for all our stakeholders. Of note in this regard is the signing in July of an agreement between BBVA Group and the Regional Government of Catalonia for the implementation of a social housing project. BBVA will transfer 1,800 homes to the Regional Government for families in a situation of social vulnerability. The Regional Government will implement a social insertion plan as part of this agreement.

Financial Literacy

With the aim of raising awareness of the importance of financial literacy in the lives of people, and helping to train consumers to be more aware and better informed about banking products, BBVA Chile has just implemented its new web site educacionfinancierabbva.cl. Over 10,300 young people in Chile, of whom 60% live in remote regions far from the capital, have taken part this year in Liga de Educación Financiera BBVA (BBVA Financial Literacy League), a program designed to teach good financial habits to students aged 14 to 17.

For the second year in a row, the BBVA Provincial Foundation has held the ceremony for the presentation of its “Adelante con la educación” (Forward with Education) awards. Their aim is to recognize students and teachers who participate in its educational programs.

Products with a high social impact

Financial inclusion

BBVA has received recognition at the ECOFIN awards, as the best “International Brand-Image of Spain” in 2016. The award recognizes the work of the BBVA Microfinance Foundation (FMBBVA) and the advice BBVA provides to companies expanding abroad.

Support for SMEs

BBVA and the European Investment Bank (EIB) have joined forces for the third time to boost funding for small and medium-sized enterprises, provide liquidity and help them with their investments.

Science and Culture

For the second year running, the BBVA Foundation and the Spanish Royal Mathematical Society (RSME) have presented the

Vicent Caselles Mathematical Research Awards to two young Spanish mathematicians, who will receive 2,000 euros for their innovative work.

The BBVA Foundation Awards for Biodiversity Conservation recognize individuals and organizations that work to protect nature and achieve relevant and measurable results with a lasting impact. At this 11th edition, the awards went to Grupo para la Rehabilitación de la Fauna Autóctona y su Hábitat (Group for the Rehabilitation of Indigenous Fauna and its Habitat) (GREFA), the Conservation Land Trust (CLT) and the communicator Carlos de Hita.

Innovation

The two entrepreneurship projects that won BBVA Open Talent Europa 2016 have been announced: the Israeli company Paykey and the Dutch company Musoni, which will receive 30,000 euros in prize money and will participate in a two-week immersion program with BBVA executives in Madrid and Mexico City.

The Environment

Ciudad BBVA has been awarded the LEED Gold certification, one of the world’s most demanding sustainable construction standards. It has recognized a construction that ensures 40% savings in drinking water, the reuse of gray water and rainwater for irrigation, and a reduction of over 30% in energy usage, among other benefits. BBVA Group currently has 16 buildings certified under the LEED seal in Spain, Chile, Paraguay and the United States.

The urban mobility plan of Ciudad BBVA has been chosen as the best practice conducted by a large Spanish company at the awards presented each year by the Renault Foundation, for the promotion of public transportation and a more rational use of private vehicles.

The team

BBVA and the Integra Foundation have signed a partnership agreement to support the employability and integration into the labor market of people living in a situation of social exclusion through a corporate volunteer project by which BBVA professionals will become voluntary trainers at the Empowerment School of the Integra Foundation.

Responsible banking	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2016 the reporting structure of BBVA Group’s business areas remains basically the same as in 2015:

•	Banking activity in Spain includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Real-estate activity in Spain covers specialist management of real-estate assets in the country (excluding buildings for own use), including: foreclosed real-estate assets from residential mortgages and developers; as well as lending to developers.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Turkey includes the activity of the Garanti Group. BBVA’s stake in Garanti (39.9% since the third quarter of 2015) has been incorporated into the Group’s financial statements since then by the full integration method. The above has had an impact on the year-on-year rates of change in the earnings of this area due to the change in the scope of consolidation. In order to make the comparison against 2015 easier, rates of change are shown by taking into account the stake in Garanti on an equivalent basis, i.e. including the stake in Garanti as if it had been incorporated by the full integration method since January 1, 2015 (Turkey in comparable terms).

•	Mexico includes all the banking, real-estate and insurance businesses carried out by the Group in the country.
•	South America basically includes BBVA’s banking and insurance businesses in the region.

•	The Rest of Eurasia includes business activity in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out by the Group in 2015.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in all the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the geographical area in which they carry out their activity.

18	Business areas

Major income statement items by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey (1)	Mexico	South America	Rest of Eurasia	S Business areas	Corporate Center
January-Sep. 2016
Net interest income	12,674	2,911	44	1,421	2,516	3,829	2,182	123	13,026	(352)
Gross income	18,431	4,970	(29)	2,005	3,255	4,952	3,016	369	18,539	(108)
Operating income	8,882	2,260	(120)	640	1,981	3,157	1,606	119	9,642	(760)
Income before tax	5,107	1,327	(443)	398	1,475	1,943	1,196	138	6,034	(927)
Net attributable profit	2,797	936	(315)	298	464	1,441	576	101	3,501	(704)
January-Sep. 2015
Net interest income	12,011	3,000	30	1,342	1,320	4,029	2,483	130	12,335	(324)
Gross income	17,534	5,385	(38)	1,964	1,371	5,269	3,405	359	17,715	(181)
Operating income	8,510	2,844	(131)	630	685	3,311	1,888	107	9,334	(824)
Income before tax	4,335	1,398	(605)	541	460	2,013	1,375	101	5,282	(947)
Net attributable profit	1,702	987	(417)	394	249	1,522	693	66	3,495	(1,793)

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

Breakdown of gross income, operating income and net attributable profit by geography (1)

(January-September 2016. Percentage)

	Banking activity in Spain	Spain (2)	The United States	Turkey	Mexico	South America	Rest of Eurasia
Gross income	26.8	26.7	10.8	17.6	26.7	16.3	2.0
Operating income	23.4	22.2	6.6	20.5	32.7	16.7	1.2
Net attributable profit	26.7	17.7	8.5	13.2	41.2	16.5	2.9

(1)	Excludes the Corporate Center.
(2)	Including real-estate activity in Spain.

Major balance sheet items and risk-weighted assets by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey (1)	Mexico	South America	Rest of Eurasia	S Business areas	Corporate Center
30-09-16
Loans and advances to customers	406,124	180,871	6,338	58,211	56,495	44,682	45,146	14,250	405,994	130
Deposits from customers	385,348	169,726	47	61,304	49,103	47,453	43,520	14,193	385,348	—
Off-balance sheet funds	90,339	54,710	8	—	3,960	20,008	11,266	386	90,339	—
Risk-weighted assets	389,898	110,476	11,795	60,294	80,834	47,815	53,211	15,178	379,602	10,296
31-12-15
Loans and advances to customers	414,165	184,115	8,228	59,796	55,182	47,534	43,596	15,579	414,029	136
Deposits from customers	403,362	185,484	131	63,715	47,199	49,553	42,227	15,053	403,362	—
Off-balance sheet funds	89,748	54,504	6	—	3,620	21,557	9,729	331	89,748	—
Risk-weighted assets	401,277	121,889	14,606	60,092	73,207	50,330	56,564	15,355	392,044	9,233

Business areas	19

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Risk adjusted return. Calculation of risk adjusted return per transaction, customer, product, segment, unit and/or business area is sustained on ERC, which is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord, with economic criteria taking precedence over regulatory ones.

•	Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different entities, business areas and units. Within each geographical area, internal transfer rates are established to calculate the net interest income of its businesses, under both the asset and liability headings. These rates consist of a reference rate (an index whose use is generally accepted on the market) that is applied based on the transaction’s revision period or maturity, and a liquidity premium, i.e. a spread that is established based on the conditions and outlook of the financial markets. Additionally, there are agreements for the allocation of earnings between the product-generating units and the distribution units.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, adjustments are required to eliminate shadow accounting entries that are registered in the earnings of two or more units as a result of cross-selling incentives.

Interest rates

(Quarterly averages. Percentage)

	2016			2015
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.04	0.05	0.05	0.05	0.05
Euribor 3 months	(0.30)	(0.26)	(0.19)	(0.09)	(0.03)	(0.01)	0.05
Euribor 1 year	(0.05)	(0.02)	0.01	0.09	0.16	0.17	0.25
USA Federal rates	0.50	0.50	0.50	0.33	0.25	0.25	0.25
TIIE (Mexico)	4.60	4.08	3.80	3.35	3.32	3.30	3.30
CBRT (Turkey)	7.99	8.50	8.98	8.78	8.66	8.26	7.99

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
	30-09-16	Δ% on 30-09-15	Δ% on 31-12-15	January-Sep. 16	Δ% on January-Sep. 15
Mexican peso	21.7391	(12.7)	(13.0)	20.4261	(15.0)
U.S. dollar	1.1161	0.4	(2.5)	1.1162	(0.2)
Argentinean peso	17.1904	(38.6)	(17.8)	16.2245	(38.4)
Chilean peso	735.84	7.3	4.6	758.73	(6.1)
Colombian peso	3,215.43	8.7	6.5	3,412.97	(13.8)
Peruvian sol	3.8014	(5.2)	(2.4)	3.7572	(6.9)
Venezuelan bolivar fuerte	1,356.85	(83.5)	(65.4)	1,356.85	(83.5)
Turkish lira	3.3576	1.0	(5.4)	3.2762	(9.3)

20	Business areas

Banking activity in Spain

Highlights
•	Decline in lending, strongly affected by the wholesale business and institutions.
•	Good performance of the more liquid and lower-cost deposits and off-balance-sheet funds.
•	Revenues impacted by the current interest-rate environment and lower activity in the markets.
•	Expenses influenced by CX.
•	Risk indicators continue to improve.

Banking activity in Spain	21

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.- Sep. 16	Δ%	Jan.- Sep. 15
Net interest income	2,911	(2.9)	3,000
Net fees and commissions	1,141	(6.4)	1,219
Net trading income	613	(24.6)	813
Other income/expenses	304	(13.7)	353
Gross income	4,970	(7.7)	5,385
Operating expenses	(2,710)	6.6	(2,541)
Personnel expenses	(1,521)	8.0	(1,408)
Other administrative expenses	(949)	9.1	(871)
Depreciation	(240)	(8.7)	(263)
Operating income	2,260	(20.5)	2,844
Impairment on financial assets (net)	(721)	(33.2)	(1,078)
Provisions (net) and other gains (losses)	(212)	(42.3)	(367)
Income before tax	1,327	(5.1)	1,398
Income tax	(390)	(4.6)	(408)
Net income	938	(5.3)	990
Non-controlling interests	(2)	(31.0)	(3)
Net attributable profit	936	(5.2)	987

Major balance sheet items	30-09-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	37,521	9.4	34,298
Financial assets	110,825	(5.8)	117,631
Loans and advances to customers	180,871	(1.8)	184,115
Inter-area positions	524	(24.2)	692
Tangible assets	822	17.2	702
Other assets	2,285	(2.3)	2,338

Total assets/liabilities and equity	332,848	(2.0)	339,775

Deposits from central banks and credit institutions	71,091	19.6	59,456
Deposits from customers	169,726	(8.5)	185,484
Debt certificates	35,913	(13.3)	41,422
Subordinated liabilities	2,527	7.7	2,347
Inter-area positions	—	—	—
Financial liabilities held for trading	40,529	1.4	39,955
Other liabilities	3,290	77.5	1,854
Economic capital allocated	9,772	5.5	9,259

Relevant business indicators	30-09-16	Δ%	31-12-15
Loans and advances to customers (gross) (1)	182,903	(2.6)	187,719
Customer deposits under management (1)	165,236	(1.1)	167,026
Off-balance sheet funds (2)	54,710	0.4	54,504
Risk-weighted assets	110,476	(9.4)	121,889
Efficiency ratio (%)	54.5		50.6
NPL ratio (%)	5.9		6.6
NPL coverage ratio (%)	58		59
Cost of risk (%)	0.42		0.71

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The Spanish economy grew between 0.7% and 0.8% at quarterly rate in the second quarter of 2016, which represents a stabilization in growth at a year-on-year rate of 3.2%. Domestic demand continues to be solid. The outlook for 2017 is for a slowdown in growth, due to the lack of any improvement in foreign demand and the increase in oil prices.

The main risk indicators of the Spanish financial system maintain the favorable trend of recent months, according to the latest available information as of July 2016. Thus there has been a further reduction in non-performing loans (down 17.7% year-on-year) and the NPL ratio (9.4% as of 31-Jul-2016). In addition, the deleveraging process of families and companies continues. Also according to data as of July 2016, there was a 4.3% year-on-year decline in the volume of loans to the private sector, although the cumulative flow of new retail loans (to families and SMEs) between January and August 2016 has risen by 6.8% year-on-year, despite a reduction in operations with large companies. Lastly, Spanish banks have maintained a relatively stable use of the Eurosystem liquidity: €136 billion as of August 2016, 1.6% down on the figure for a year earlier. The second round of auctions for the new targeted longer-term refinancing operations (TLTRO II) were held on September 22. The total amount requested was €45.3 billion, and €11 billion has been repaid from TLTRO I. This represents an additional demand for liquidity of €34.3 billion.

Activity

Against this backdrop, gross customer lending reports a decline of 2.6% YTD and –3.0% in the quarter, mainly due to the wholesale businesses and institutions. The figures for new production are still positive: new mortgages between January and September grew by 11% in year-on-year terms (although repayments in this portfolio are still higher than new entries), consumer finance has grown by 43.7% and commercial loans at rates of 0.3%.

As regards asset quality, NPL flows have continued to decline, thanks to the good rate of recoveries and gross additions being kept in check. As a result, the NPL ratio improved over the quarter to 5.9%. The coverage ratio ends the period at 58%.

In customer deposits under management, time deposits continue to decline (–11.9%

22	Business areas

against the balance at 31-Dec-2015), and the more liquid balances of current and savings accounts continue to grow (+13.2%). As a result, the total volume has reduced by 1.1% since the close of 2015.

Lastly, with regards to off-balance-sheet customer funds net mutual and pension funds inflows remain positive. Their balance show an increase of 0.4% since the close of 2015 (+2.5% in the last three months).

Earnings

Banking activity in Spain has generated a cumulative net attributable profit through September 2016 of €936m, a year-on-year decline of 5.2%. The highlights of the income statement for the first nine months of 2016 in this area are once more as follows:

•	Net interest income still reflects the fall in the cost of customer funds and wholesale funding, although this fall does not offset the decline in the yield on loans linked to the cut in the ECB’s interest rates in March 2016. In this context, there has been a year-on-year fall in cumulative net interest income through September 2016 of 2.9%.

•	Sluggish market activity has led to a decline (down 6.4% year-on-year) of income from fees and commissions, linked mainly to funds and securities, as well as investment banking operations.

•	The contribution from NTI in the first nine months of this year has been lower than in the same period last year (down 24.6% in the last twelve months), due mainly to lower ALCO portfolio sales and a difficult year in the markets. However, over the last twelve months the figures have been boosted by the VISA Europe deal, which generated gross capital gains of €138m in the second quarter of 2016.

•	The other income/expenses heading is negative on a year-on-year comparison (down 13.7%) due to the booking of the annual contribution to the Single Resolution Fund (SRF) in the second quarter, which had a negative effect in the area of €117m gross. It should be taken into account that in 2015 the contribution was made in the fourth quarter.

•	Moderate increase in cumulative operating expenses of 6.6% year-on-year greatly linked to the inclusion of CX and related integration costs.

•	The continued improvement in asset quality is reflected in lower impairment losses on financial assets compared with the same period in 2015 (down 33.2% year-on-year). As a result, the cumulative cost of risk through September 2016 stands at 0.42%, a figure slightly down on that in June (0.43%) and far below the figure for the year 2015 (0.71%).

•	Provisions (net) and other gains/ losses have declined year-on-year by 42.3%, basically as a result of lower costs associated with the transformation process, despite the €53m allocated in the third quarter for restructuring costs.

Banking activity in Spain	23

Real-estate activity in Spain

Highlights
•	The growing trend in demand, prices and activity in the mortgage market continues.
•	Further progress in selective sales and in prioritizing profitability.
•	The negative contribution from the area to earnings continues to decline.
•	Further reduction in net exposure and NPLs.

Coverage of real-estate exposure in Spain (1)

(Million of euros as of 30-09-16)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	5,882	3,083	52
NPL	5,424	2,998	55
Substandard	458	85	19
Foreclosed real-estate and other assets	14,472	8,604	59
From real-estate developers	8,373	5,101	61
From dwellings	4,334	2,508	58
Other	1,765	995	56

Subtotal	20,354	11,687	57

Performing	2,410
With collateral	2,179
Finished properties	1,697
Construction in progress	279
Land	203
Without collateral and other	231
Real-estate exposure	22,764	11,687	51

(1)	Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

Industry trends

According to the latest available information from the General Council of Spanish Notaries, 39,841 homes were sold in July 2016, with the cumulative figure for 2016 registering year-on-year growth of 11.8%.

Although the year-on-year growth in the average price of the properties sold was maintained in the second quarter of 2016 (3.9%), it slowed on the figure in the first three months of 2016 (up 6.3%), according to the latest figures published by the National Institute of Statistics (INE).

The mortgage market is still strong, thanks to increased sales in a context of low cost of finance, as interest rates remain at record low levels. Bank of Spain figures on new residential mortgage loans show a year-on-year decline in July and August. However, this is due to the base effect, as the period of refinancing between July to September 2015 resulting from some banks ending their floor clauses led to this credit heading growing by an average year-on-year rate of 85%. Excluding this impact, residential mortgages grew by a year-on-year rate of 24.4% between January and August 2016.

The figures related to construction activity show the number of construction permits approved in the first seven months of the year is 36.9% up on the same period in 2015.

Activity

BBVA continues with its strategy of reducing its net exposure to the real-estate sector in Spain, both in the developer segment (lending to real-estate developers plus foreclosed assets derived from those loans) and in foreclosed

24	Business areas

real-estate assets from retail mortgage loans. As of 30-Sep-2016, the figure stood at €11,077m (in accordance with the scope of transparency stipulated by Bank of Spain Circular 5/2011 dated November 30), a fall of 10.6% since December 2015. It has declined by 2.9% with respect to the figure for June 2016.

Total real-estate exposure, including outstanding loans to developers, foreclosures and other assets, reflects a coverage ratio of 51% at the close of the third quarter of 2016, which represents an improvement of 1.1 percentage points with respect to the figure for 31-Dec-2015, and is practically the same as the figure for 30-Jun-2016.

Non-performing loans have fallen again over the quarter, with new additions to NPL declining over the period and a coverage ratio at 52% (NPL plus substandard).

Sales of real-estate assets in the quarter amounted to 3,189 units, and a total sale price of €230m, or 4,572 units and €381m including the sales of assets on the developer balance sheet. The above reflects an increase of 46% in number of units and 21% in sale price over the same period of 2015 (+12% in number of units and +2% in sale price including assets on the developer balance sheet). Total sales in the quarter were 26% down (40% down in the developer balance sheet alone). This quarterly decline is explained by the seasonal nature of the sales. Data includes the sales coming from CX (18 units for a sale price of €1 million). Progress continues in selective sales and in prioritizing profitability.

Earnings

This business area posted a cumulative loss of €315m in the first nine months of 2016, compared with a loss of €417m in the same period of 2015. The reduction is mainly a result of lower needs for loan-loss and real-estate provisions, a better scenario of the cost of funding in the asset portfolios and lower financed volumes as a result of reduced exposure.

Financial statements

(Million euros)

Income statement	Jan.- Sep. 16	Δ%	Jan.- Sep. 15
Net interest income	44	45.2	30
Net fees and commissions	5	108.8	2
Net trading income	(1)	n.m.	3
Other income/expenses	(76)	4.8	(73)
Gross income	(29)	(22.7)	(38)
Operating expenses	(91)	(2.8)	(94)
Personnel expenses	(49)	1.8	(48)
Other administrative expenses	(23)	(16.1)	(27)
Depreciation	(20)	4.2	(19)
Operating income	(120)	(8.5)	(131)
Impairment on financial assets (net)	(125)	(29.9)	(179)
Provisions (net) and other gains (losses)	(198)	(32.9)	(294)
Income before tax	(443)	(26.7)	(605)
Income tax	128	(32.0)	189
Net income	(315)	(24.3)	(416)
Non-controlling interests	(0)	(89.6)	(1)
Net attributable profit	(315)	(24.4)	(417)

Major balance sheet items	30-09-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	7	27.2	5
Financial assets	550	29.4	425
Loans and advances to customers	6,338	(23.0)	8,228
Inter-area positions	—	—	—
Tangible assets	1,059	(18.6)	1,302
Other assets	6,541	(8.7)	7,162
Total assets/liabilities and equity	14,496	(15.3)	17,122
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	47	(63.7)	131
Debt certificates	—	—	—
Subordinated liabilities	838	(2.2)	857
Inter-area positions	10,260	(19.3)	12,708
Financial liabilities held for trading	—	—	—
Other liabilities	—	—	—
Economic capital allocated	3,350	(2.2)	3,427
Memorandum item:
Risk-weighted assets	11,795	(19.2)	14,606

Real-estate activity in Spain	25

The United States

Highlights
•	Activity flat YTD with a focus on profitable growth.
•	Positive performance of net interest income and a recovery in income from fees and commissions.
•	More moderate increase in expenses.
•	Further reduction in the cumulative cost of risk.

26	Business areas

Macro and industry trends

According to the latest official estimates, U.S. GDP growth has been weak and below expectations, with the strength of consumption not offsetting the weakness of investment and net exports. According to the latest available data, these figures will improve in the third quarter of the year due to an improved labor market and moderate inflation expectations. Against this background, with growth probably remaining under 2%, caution will guide the Fed’s normalization of interest rates.

In the currencies market, the dollar has remained fairly stable over recent months against the euro.

In the financial system, the overall NPL ratio for the sector continues to decline. At the close of the second quarter of 2016 it stood at 2.1%. In terms of activity, growth in lending continues to be positive, but more moderate than in previous quarters (up 4.0% in year-on-year terms with data for August 2016), supported by the rise in mortgage loans and consumer finance. Despite greater volatility in recent months, deposits continue to post positive rates of growth (up 8.8% year-on-year, also with August figures). Overall, the financial sector is in good shape, despite the low interest-rate environment and an increase in loan-loss provisions.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with the changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Growth rates in gross lending to customers in the United States continue the moderation which began in the second half of 2015. This trend is supported by the area’s selective growth in the most profitable portfolios and segments that represent more efficient capital consumption. It is also worth mentioning portfolio sales in the first half of 2016, which have been concentrated in the residential mortgage segment. New production remains high, although run-offs in the quarter are also higher. The area’s lending has grown by 1.3% year-on-year, basically flat (–0.1%) YTD and declined 1.3% over the last three months. The portfolios reporting growth are: first, consumer

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.- Sep. 16	Δ%	Δ% (1)	Jan.- Sep. 15
Net interest income	1,421	5.9	6.1	1,342
Net fees and commissions	477	1.6	1.8	470
Net trading income	117	(18.3)	(18.1)	143
Other income/expenses	(9)	n.m.	n.m.	9
Gross income	2,005	2.1	2.3	1,964
Operating expenses	(1,365)	2.4	2.5	(1,334)
Personnel expenses	(802)	5.0	5.2	(764)
Other administrative expenses	(422)	1.2	1.3	(417)
Depreciation	(141)	(7.8)	(7.6)	(153)
Operating income	640	1.7	1.8	630
Impairment on financial assets (net)	(201)	129.7	130.2	(87)
Provisions (net) and other gains (losses)	(41)	n.m.	n.m.	(2)
Income before tax	398	(26.3)	(26.2)	541
Income tax	(101)	(31.4)	(31.3)	(147)
Net income	298	(24.4)	(24.3)	394
Non-controlling interests	(0)	(50.0)	(49.9)	(0)
Net attributable profit	298	(24.4)	(24.3)	394

Major balance sheet items	30-09-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks, credit institutions and others	8,582	(4.1)	(1.7)	8,953
Financial assets	14,555	0.6	3.1	14,468
Loans and advances to customers	58,211	(2.6)	(0.2)	59,796
Inter-area positions	—	—	—	—
Tangible assets	748	(4.1)	(1.7)	780
Other assets	2,580	5.0	7.7	2,457

Total assets/liabilities and equity	84,676	(2.1)	0.4	86,454

Deposits from central banks and credit institutions	3,813	(37.5)	(35.9)	6,100
Deposits from customers	61,304	(3.8)	(1.4)	63,715
Debt certificates	894	(3.0)	(0.5)	921
Subordinated liabilities	1,479	1.4	3.9	1,459
Inter-area positions	4,516	195.3	202.8	1,529
Financial liabilities held for trading	3,630	(5.6)	(3.2)	3,844
Other liabilities	5,720	0.0	2.5	5,718
Economic capital allocated	3,319	4.8	7.4	3,167

Relevant business indicators	30-09-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	59,049	(2.6)	(0.1)	60,599
Customer deposits under management (2)	58,647	(2.5)	(0.1)	60,173
Off-balance sheet funds (3)	—	—	—	—
Risk-weighted assets	60,294	0.3	2.9	60,092
Efficiency ratio (%)	68.1			68.6
NPL ratio (%)	1.7			0.9
NPL coverage ratio (%)	87			151
Cost of risk (%)	0.44			0.25

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

The United States	27

finance (up 8.4% year-on-year but down 1.8% since December 2015 and down 2.5% since June 2016); and second, commercial lending (up 1.1% year-on-year, flat YTD and down 1.5% since 30-June-2016).

With regard to asset quality, there has been a slight increase in the volume of non-performing loans against the second quarter of 2016. As a result, the NPL ratio rose to 1.7% as of 30-Sep-2016. The coverage ratio has declined on the figure recorded at the close of June to 87%. BBVA in the United States maintains a conservative and prudent policy of extending credit and collateral requirement to companies in the energy sector. Moreover, the exploration & production portfolio represents 2.9% of BBVA Compass’ total portfolio and the area’s exposure to the total oil & gas portfolio declined by 11% since the close of June 2016.

Finally, customer deposits under management reported a flat evolution (–0.1%) YTD. This means a 1.1% decline in the quarter, greatly affected by the reduction of time deposits. Current and savings accounts are up 2.8% since December 2015 and up 0.6% in the quarter while time deposits were down 9.2% and 6.8% respectively.

Earnings

The United States has generated a cumulative net attributable profit through September 2016 of €298m, down 24.3% on the same period last year. The most relevant aspects of the P&L of this division are summarized below:

•	Net interest income remains positive with a cumulative rise of 6.1% over the last twelve months through September due to the firm defense of customer spreads (the cost of deposits has remained flat, while the yield on new loan production is growing). The increased activity volumes compared with the previous year have offset the increased wholesale funding costs.

•	Income from fees and commissions has improved steadily over the first nine months of the year. In the third quarter there was another increase of 6.6% on the previous quarter, basically due to the improvement in asset management fees, credit cards and money transfers. The cumulative change year-on-year is already positive, up 1.8%.

•	NTI fell 18.1% year-on-year as a result of the difficult situation in the markets and lower sales of ALCO portfolios compared with those recorded in the same period in 2015.

•	Operating expenses rose by 2.5% over the last twelve months, slightly below the year-on-year increase recorded in the first half of 2016. Personnel and other administrative expenses increased and amortization of intangible assets fell.

•	Lastly, cumulative impairment losses on financial assets are still higher than in the same period last year, due mainly to the rise in provisions following the rating downgrades in the first quarter of 2016 of some companies that operate in the energy (exploration & production) and metals & mining (basic materials) sectors. In the second quarter, impairment losses on financial assets fell by 41.3% on the figure registered from January to March 2016. In the third quarter they fell again by 5.3% on the figure for the second quarter. As a result of the above, the cumulative cost of risk in the area has fallen again to 0.44%, from 0.49% in the first half of the year.

28	Business areas

Turkey

Highlights
•	Strong lending activity, heavily concentrated in loans in Turkish lira.
•	Growth in deposits above the growth in lending.
•	Solid revenue growth.
•	Moderation in the rate of growth of expenses.
•	Slight rise in the NPL ratio, though it is still below average for the sector.

Turkey	29

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.- Sep. 16	Δ% (1)	Δ% (1. 2)	Jan.- Sep. 15
Net interest income	2,516	(3.1)	8.9	1,320
Net fees and commissions	578	2.8	15.6	267
Net trading income	124	n.m.	n.m.	(239)
Other income/expenses	38	(23.6)	(14.0)	22
Gross income	3,255	12.2	26.2	1,371
Operating expenses	(1,274)	(5.2)	6.5	(686)
Personnel expenses	(666)	(1.6)	10.5	(348)
Other administrative expenses	(443)	(16.5)	(6.2)	(257)
Depreciation	(165)	20.9	35.4	(81)
Operating income	1,981	27.1	43.2	685
Impairment on financial assets (net)	(468)	7.1	20.3	(224)
Provisions (net) and other gains (losses)	(38)	n.m.	n.m.	(1)
Income before tax	1,475	31.5	48.2	460
Income tax	(304)	38.2	56.0	(85)
Net income	1,172	29.8	46.3	375
Non-controlling interests	(708)	29.3	46.8	(125)
Net attributable profit	464	30.6	45.7	249

Major balance sheet items	30-09-16	Δ%	Δ% (2)	31-12-15
Cash and balances with central banks, credit institutions and others	14,662	0.4	6.1	14,608
Financial assets	13,697	(8.7)	(3.5)	15,006
Loans and advances to customers	56,495	2.4	8.2	55,182
Tangible assets	1,475	4.9	10.9	1,406
Other assets	2,225	(20.6)	(16.0)	2,801

Total assets/liabilities and equity	88,553	(0.5)	5.2	89,003

Deposits from central banks and credit institutions	15,025	(10.7)	(5.6)	16,823
Deposits from customers	49,103	4.0	10.0	47,199
Debt certificates	8,830	11.0	17.3	7,954
Subordinated liabilities	—	—	—	—
Financial liabilities held for trading	548	(35.0)	(31.3)	843
Other liabilities	12,505	(13.9)	(9.0)	14,521
Economic capital allocated	2,542	52.9	61.6	1,663

Relevant business indicators	30-09-16	Δ%	Δ% (2)	31-12-15
Loans and advances to customers (gross) (3)	59,117	2.3	8.2	57,768
Customer deposits under management (3)	44,975	3.6	9.6	43,393
Off-balance sheet funds (4)	3,960	9.4	15.6	3,620
Risk-weighted assets	80,834	10.4	16.7	73,207
Efficiency ratio (%)	39.1			47.7
NPL ratio (%)	2.9			2.8
NPL coverage ratio (%)	125			129
Cost of risk (%)	1.05			1.11

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	Figures at constant exchange rate.
(3)	Excluding repos.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

In Turkey, economic growth continues to slow. In the second quarter of 2016 growth was 3.1% in year-on-year terms, as a result of the negative impact of private consumption and net exports, which have not been offset by growing public consumption. Further slowdown is expected over the rest of the year due to the uncertainty about the situation after the failed coup attempt, which could affect economic confidence.

Inflation also fell between August and September to 7.3% in year-on-year terms as a result of waning domestic demand and of the tourism sector. In this scenario, the CBRT has continued to ease its monetary policy, reducing the upper end of the reference interest-rate corridor to 8.25% and implementing adequate macro-prudential measures. It is expected to maintain a prudent management of monetary policy with the aim to support the growth of domestic demand.

The Turkish financial sector continues to report credit growth close to double digit. With data as of September 30, 2016, the year-on-year rise in lending, adjusted for the effect of the depreciation of the Turkish lira, was 9.6% (9.0% at the close of the first half of 2016). Deposit gathering has slowed its rate growth (to around 7% year-on-year, according to the latest data against the 12.6% at 30-Jun-2016) due to a reduction of foreign currency deposits, as those denominated in Turkish lira continue to perform favorably. The NPL ratio still compares favorably with respect to the average of the banking systems in Europe, at 3.3% according to the latest available information as of September 30. As regards solvency, the sector enjoys high levels of capitalization, with a capital adequacy ratio (CAR) of 15.3% through September. Moody’s recent decision to downgrade Turkey’s sovereign rating is expected to bring the depreciation of the Turkish lira and an increase in wholesale funding costs.

Activity

BBVA’s stake in Garanti has been 39.9% since the third quarter of 2015 and was incorporated into the Group’s financial statements at that time by the full integration method. The above has had an impact on the year-on-year rates of change in the earnings, balance-sheet and activity of this area due to the change in the scope of consolidation. In order to make comparison against 2015 easier, rates of

30	Business areas

change are shown by taking into account the stake in Garanti on an equivalent basis, i.e. including it as if it had been incorporated by the full integration method since January 1, 2015 (hereinafter “Turkey in comparable terms”).

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with the changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The area’s gross lending to customers has increased so far this year by 8.2 % and quarterly growth of 2.2%. Garanti is continuing with its strategy focused on selective growth in the more profitable products. Loans in Turkish lira continue to be the main driver of activity, and Garanti Bank has registered a rise in the third quarter that is above that of the sector as a whole in Turkey (up 2.3% compared with 2.0% in the sector). This progress has been strongly supported, first, by the business banking loans, which is accelerating its rate of growth in the period under review. Furthermore, the positive trend in the individual customer segment continues, mainly driven by residential mortgage portfolio. However, general purpose loans (basically consumer loans) slowed their percentage increase in the third quarter (up 1.0%). Finally, loans in foreign currency in Garanti Bank continue to shrink in the last three months (down 2.0%).

With regard to asset quality indicators in the quarter, of note is a slight increase in the balance of NPL between June and September (up 3.3% at current exchange rate) as a result of the one-off additions to NPL from several commercial files. As a result, the area’s NPL ratio stood at 2.9%, which is still under the average for the sector. The coverage ratio fell in the quarter and closed at 125% as of 30-Sep-2016.

Customer deposits under management have increased by 9.6% since the start of the year. The figure has remained flat (0.7%) over the quarter as a result of the use by Garanti of other alternative sources of funding, such as repos and extraordinary liquidity facilities from the CBRT. Considerable growth in demand deposits (current and savings accounts) compared with term deposits. Thus, 22% of customer deposits under management correspond to the most liquid and lower-cost items.

Lastly, of particular note is the good capital management carried out by Garanti, thanks to which the bank maintains strong solvency levels, among the highest in its peer group (14.7% as of 30-Sep-2016).

Earnings

Turkey generated a net attributable profit of €464m in the first nine months of 2016, up 45.7% on the figure registered in the same period in 2015, mainly with strong support of the positive performance of revenues:

•	Continued good performance of net interest income, which is up 8.9 % in year-on-year terms. This heading has improved its behavior in the third quarter due to the cheaper cost of finance as a result of the relaxation of monetary policy by the CBRT in order to support liquidity. Thus the improved customer spreads are mainly a result of the reduced cost of deposits (the yield on loans also rises, but to a lesser extent).

•	Rising trend in income from fees and commissions maintained (up 15.6 % year-on-year), thanks to a good diversification, some improvements implemented in 2016, and downward reassessment of the provision created for the miles paid to Turkish Airlines stemming from the lower oil price. This more than offsets any adverse effects on this heading, such as from the temporary suspension of account maintenance and administration fees imposed by the Turkish Council of State in January 2016. Positive contribution of NTI, due to the good performance of the Global Markets unit, the capital gains derived from the sales of the ALCO portfolio, and the booking of the VISA operation in the second quarter.

•	Cost discipline implemented explains a new decline in the year-on-year rate of growth in operating expenses accumulated through September 2016 (+6.5%). Despite this, the heading continues to be affected by the impact of the depreciation of the Turkish lira on the cost headings denominated in foreign currency, the investments being made in the upgrading, modernization and digitalization of traditional channels and the 30% increase in the minimum wage since January 2016. As a result, the efficiency ratio as of 30-Sep-2016 continues to improve: at 39.1%; it is down 8.5 percentage points on that of the same period in 2015.

•	Lastly, at 20.3% the year-on-year growth in impairment losses on financial assets continues to be influenced by the negative impact of the depreciation of the Turkish lira, increased provisions affecting the subsidiary in Romania, and one-off NPL additions from several commercial files. The above puts the cumulative cost of risk through September 2016 at 1.05%.

Turkey	31

Mexico

Highlights

•	Negative impact of exchange rate.

•	Activity continues strong.

•	Operating expenses are still growing below gross income.

•	Double-digit year-on-year growth in net attributable profit.

•	Further improvement in risk indicators.

32	Business areas

Macro and industry trends

Mexico’s GDP declined in the second quarter of 2016 in quarterly terms (down 0.2%) due to the weakness of the service sector, combined with industrial stagnation over recent quarters. This figure suggests an average year-on-year rise of under 2% for 2016.

The Mexican Central Bank (Banxico) once more hiked reference interest rates by 50 basis points to 4.75% at its meeting in September, reacting to the depreciation of the Mexican peso. The peso is being affected by factors that include the current-account deficit, risks around oil prices and the uncertainty associated with the U.S. presidential elections. The currency’s exchange rate against the euro closed in September 12.7% down on the figure twelve months earlier and 5.1% down on 30-Jun-2016.

Mexico’s financial system maintains high solvency levels (a capital adequacy ratio of 14.8% according to local data from July 2016). The NPL ratio stands at 2.4%, according to the public information available from the National Securities Banking Commission (CNBV) at the close of August. In terms of activity, trends are similar to previous quarters: the balance of the loans granted by commercial banks registered a nominal year-on-year growth of 14.2%, thanks to a good performance across all the segments, particularly corporate lending and consumer finance. Mortgage lending has increased by 11.3% over the last year, boosted by the middle-income and residential segments. Customer fund gathering has also performed positively, in both demand and time deposits.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with the changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

According to data at the close of the third quarter of 2016, BBVA in Mexico performed well in lending, which increased by 8.7% since December 2015 and 1.7% over the quarter. There are signs that the rises in the wholesale and retail portfolios are converging, meaning an improvement in the growth rate of the retail portfolio compared with previous periods. As a result of this trend, BBVA Bancomer

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.- Sep. 16	Δ%	Δ%(1)	Jan.- Sep. 15
Net interest income	3,829	(5.0)	11.8	4,029
Net fees and commissions	849	(5.3)	11.4	897
Net trading income	141	(16.1)	(1.3)	168
Other income/expenses	132	(24.7)	(11.4)	175
Gross income	4,952	(6.0)	10.6	5,269
Operating expenses	(1,795)	(8.3)	7.9	(1,958)
Personnel expenses	(773)	(9.5)	6.5	(854)
General and administrative expenses	(838)	(11.1)	4.6	(943)
Depreciation	(183)	14.1	34.2	(161)
Operating income	3,157	(4.7)	12.2	3,311
Impairment on financial assets (net)	(1,198)	(4.9)	11.8	(1,260)
Provisions (net) and other gains (losses)	(16)	(57.4)	(49.8)	(39)
Income before tax	1,943	(3.5)	13.5	2,013
Income tax	(501)	2.1	20.1	(491)
Net income	1,442	(5.3)	11.4	1,523
Non-controlling interests	(1)	26.1	48.4	(0)
Net attributable profit	1,441	(5.3)	11.4	1,522

Major balance sheet items	30-09-16	Δ%	Δ%(1)	31-12-15
Cash and balances with central banks, credit institutions and others	6,565	(45.8)	(37.7)	12,115
Financial assets	30,280	(8.5)	5.2	33,097
Loans and advances to customers	44,682	(6.0)	8.0	47,534
Tangible assets	1,934	(9.2)	4.4	2,130
Other assets	6,217	31.7	51.4	4,719

Total assets/liabilities and equity	89,678	(10.0)	3.5	99,594

Deposits from central banks and credit institutions	6,690	(47.8)	(40.0)	12,817
Deposits from customers	47,453	(4.2)	10.1	49,553
Debt certificates	4,114	(21.0)	(9.1)	5,204
Subordinated liabilities	4,456	0.5	15.5	4,436
Financial liabilities held for trading	7,603	6.6	22.5	7,134
Other liabilities	14,954	(0.6)	14.2	15,045
Economic capital allocated	4,407	(18.5)	(6.3)	5,404

Relevant business indicators	30-09-16	Δ%	Δ%(1)	31-12-15
Loans and advances to customers (gross) (2)	46,122	(5.5)	8.7	48,784
Customer deposits under management (2)	40,922	(5.6)	8.5	43,332
Off-balance sheet funds (3)	20,008	(7.2)	6.7	21,557
Risk-weighted assets	47,815	(5.0)	9.2	50,330
Efficiency ratio (%)	36.2			37.0
NPL ratio (%)	2.5			2.6
NPL coverage ratio (%)	122			120
Cost of risk (%)	3.35			3.28

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Mexico	33

has maintained its position as market leader, with gains of 28 basis points so far this year in market share (according to local information from the CNBV for the close of August 2016).

The wholesale portfolio has increased by 8.8% since December 2015 and 0.9% since June 2016. Worth highlighting are business loans, including loans to corporate clients and mid-sized companies, which are up 11.5% YTD (+1.3% over the quarter). Lending to housing developers has been positive for the fifth quarter in a row, with a rise of 20.2% on the figure for the close of 2015 (up 8.4% over the quarter).

The retail portfolio grew by 8.7% since the close of 2015 and 3.0% over the quarter. It continues to be buoyed by consumer finance and loans to SMEs, which increased by 15.6% and 17.8% respectively YTD. In consumer finance payroll loans and pre-approved loans are still rising. The trend in credit cards has been positive, as the negative impact of the cancellation of the card management agreement with Wal-Mart is wearing off. As a result, credit cards have grown at a rate of 2.2% in the first nine months of 2016. Of note are the good data in credit card new production, which using cumulative figures through Sep-30-2016 is up by 17.5%. Finally, residential mortgage new production has also performed well (up 12.5% year-on-year), although due to the maturity of this portfolio it registered more limited growth than other retail segments, at 4.3% since the close of 2015.

This positive trend in lending has been accompanied by sound asset quality. The NPL and coverage ratios have continued to improve over the year and closed September at 2.5% (down 2 basis points over 30-Jun-2016) and 122% respectively.

Total customer funds (customer deposits under management, mutual funds, pension funds and other off-balance-sheet funds) grew 7.9% YTD (up 1.4% over the quarter). All products have continued to perform positively: current and savings accounts are up 5.9% since 31-Dec-2015 and time deposits are up 20.6%. Thanks to this trend, BBVA in Mexico can maintain a profitable funding mix in which the lower-cost items account for 80% of total customer deposits under management. Off-balance-sheet customer funds are up 6.7% (up 1.6% over the quarter).

Earnings

BBVA in Mexico posted a cumulative net attributable profit through September 2016 of €1,441m, with a year-on-year rate of growth of 11.4%. The highlights of the income statement for the first nine months of 2016 in this area are given below:

•	Rise of 11.8% in net interest income, boosted mainly by higher volumes of activity.

•	Good performance of income from fees and commissions, with growth of 11.4%, largely due to a greater volume of transactions with credit card customers and fees from online banking.

•	Fall in NTI (down 1.3%), which has been affected by the difficult situation of the markets impacting the revenue of the Global Markets unit.

•	The other income/expenses heading was also down by 11.4% due to an increased contribution to the deposit guarantee fund (proportional to the volume of liabilities in the area), which has not been offset by revenue generated by the insurance business.

•	Increase in operating expenses (up 7.9%) below the growth rate of gross income (up 10.6%). As a result, the efficiency ratio has improved as a cumulative figure through September to 36.2%. It should also be noted that this ratio continues to compare favorably with the average for the sector (56.4% according to local information from the CNBV at the close of August 2016).

•	Lastly, a year-on-year rise of 11.8% in impairment losses on financial assets. As a result, the cumulative cost of risk at the close of September 2016 stands at 3.35%.

34	Business areas

South America

Highlights

•	Activity continues strong in the region.

•	High capacity to generate recurring revenues and favorable trend in NTI.

•	Costs influenced by high inflation in some countries and the adverse effect of exchange rates.

•	Slight worsening of risk indicators, strongly affected by the moderation in the environment.

South America	35

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.- Sep. 16	Δ%	Δ% (1)	Jan.- Sep. 15
Net interest income	2,182	(12.1)	12.8	2,483
Net fees and commissions	471	(13.6)	10.5	544
Net trading income	444	2.7	54.8	433
Other income/expenses	(81)	44.6	n.m.	(56)
Gross income	3,016	(11.4)	12.7	3,405
Operating expenses	(1,410)	(7.0)	18.7	(1,516)
Personnel expenses	(732)	(6.3)	18.7	(781)
Other administrative expenses	(604)	(8.1)	17.9	(657)
Depreciation	(74)	(4.7)	24.9	(78)
Operating income	1,606	(15.0)	7.9	1,888
Impairment on financial assets (net)	(383)	(14.8)	0.6	(450)
Provisions (net) and other gains (losses)	(27)	(58.4)	9.6	(64)
Income before tax	1,196	(13.0)	10.5	1,375
Income tax	(408)	(3.5)	36.5	(423)
Net income	788	(17.2)	0.6	951
Non-controlling interests	(212)	(18.2)	(3.7)	(259)
Net attributable profit	576	(16.9)	2.2	693

Major balance sheet items	30-09-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks, credit institutions and others	13,475	(11.0)	(6.0)	15,135
Financial assets	11,043	15.5	16.3	9,561
Loans and advances to customers	45,146	3.6	4.1	43,596
Tangible assets	724	0.8	10.4	718
Other assets	1,724	4.4	7.6	1,652

Total assets/liabilities and equity	72,112	2.1	3.8	70,661

Deposits from central banks and credit institutions	6,257	(22.5)	(22.9)	8,070
Deposits from customers	43,520	3.1	5.7	42,227
Debt certificates	5,075	5.6	3.9	4,806
Subordinated liabilities	1,803	2.2	(1.1)	1,765
Financial liabilities held for trading	2,826	(15.4)	(18.5)	3,342
Other liabilities	9,963	27.3	33.0	7,825
Economic capital allocated	2,667	1.6	6.4	2,626

Relevant business indicators	30-09-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	46,664	3.8	4.3	44,970
Customer deposits under management (3)	43,926	4.5	7.0	42,032
Off-balance sheet funds (4)	11,266	15.8	18.1	9,729
Risk-weighted assets	53,211	(5.9)	(2.8)	56,564
Efficiency ratio (%)	46.8			44.2
NPL ratio (%)	2.8			2.3
NPL coverage ratio (%)	110			123
Cost of risk (%)	1.13			1.26

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The slowdown in economic activity in South America at the start of 2016 is beginning to show signs of ending in the last quarter of the year. GDP growth during the first half of the year fell 1.5% year-on-year in the five main countries in which BBVA is present. However, it is expected to come back to positive rates in 2017 boosted by a recovery in the external sector (following the depreciation of exchange rates in 2015 and leveraged on a steady recovery in commodity prices). In addition, in countries such as Argentina, Peru and Colombia, public and private investment will contribute to this progress. There are still significant differences between countries, with growth above region average of Andean ones.

Inflation rates have begun to converge toward the central bank targets, after being pushed up in 2015 by the depreciation in exchange rates. Thus the central banks of economies with inflation targets will probably maintain interest rates unchanged in the future or with some downside bias in certain cases. Currency rates in the region will continue to depreciate, particularly when the process of monetary normalization resumes in the United States.

The financial sector remains sound, with acceptable levels of capitalization, good profitability and NPL ratios in check. In terms of activity, there has been a robust increase in lending, while deposits continue to perform strongly.

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, are expressed at constant exchange rates. These rates, together with the changes at current exchange rates, can be seen in the attached tables of financial statements and relevant business indicators.

Gross lending to customers continues to perform well, at a growth rate so far this year of 4.3%. Of note is the positive trend in Argentina (up 24.7%), Colombia (up 5.6%) and Chile (up 2.3%). Segments performing particularly well are credit cards (up 10.0%), followed by residential mortgages (up 6.4%) and consumer finance (up 6.1%).

In terms of asset quality, slight worsening in the NPL and coverage ratios, closing September at 2.8% and 110%, respectively, strongly influenced by the moderation of the envioronment.

36	Business areas

On-balance-sheet and off-balance-sheet customer funds continue to grow at a good rate (up 9.1% since December 2015), with a positive contribution from all products and geographical areas. By product, the best performance was in time deposits (up 16.4%). By country, there was significant growth in Argentina (up 29.5%), Colombia (up 12.8%) and Chile (up 3.2%).

Earnings

South America generated a net attributable profit of €576m in the first nine months of the year, a year-on-year increase of 2.2%. The most relevant aspects of the income statement in this area are:

•	Growth in gross income of 12.7%, thanks to the high capacity to generate revenues in the area, boosted by increased activity. Net interest income is up 12.8% and fees and commissions have grown by 10.5%. NTI also had excellent performance in year-on-year terms (up 54.8%), influenced by the lifting of the “exchange clamp” in Argentina and the sale of holdings in Colombia.

•	Operating expenses have increased year-on-year by 18.7%, largely due to inflation in some countries in the region and the changes in the exchange rates against the dollar, which have had a negative impact on items denominated in the U.S. currency.

•	Impairment losses on financial assets barely increased by 0.6% in the last twelve months, which puts the cumulative cost of risk as of 30-Sep-2016 at 1.13%.

By country, Argentina has performed well in all its margins thanks to strong activity, thus offsetting the increase in expenses linked to inflation. Chile has been affected by higher loan-loss provisions. In Colombia, the positive performance of gross income has been boosted by good income from fees and commissions and NTI, and good figures from impairment losses on financial assets. In Peru, gross income has been affected by lower NTI, which has not been offset by the growth in net interest income and income from fees and commissions, both of them growing in line with activity.

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru		Venezuela
	30-09-16	31-12-15	30-09-16	31-12-15	30-09-16	31-12-15	30-09-16	31-12-15	30-09-16	31-12-15
Loans and advances to customers (gross) (1, 2)	4,161	3,338	13,703	13,390	12,209	11,564	13,115	13,008	596	287
Customer deposits under management (1, 3)	5,248	4,387	9,274	9,200	12,411	11,041	11,856	11,854	991	481
Off-balance sheet funds (1, 4)	1,095	510	1,654	1,391	686	566	1,398	1,279	0	0
Risk-weighted assets	7,361	9,115	13,614	13,915	11,880	11,020	15,930	17,484	1,173	1,788
Efficiency ratio (%)	51.4	51.3	50.4	47.0	40.3	38.9	37.4	34.9	64.9	33.3
NPL ratio (%)	0.8	0.6	2.3	2.3	3.2	2.3	3.3	2.8	0.5	0.6
NPL coverage ratio (%)	388	517	73	72	109	137	114	124	544	457
Cost of risk (%)	1.45	1.52	0.73	1.05	1.25	1.55	1.34	1.40	2.24	0.43

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	Jan.-Sep. 16	Δ%	Δ% at constant exchange rates	Jan.-Sep. 15	Jan.-Sep. 16	Δ%	Δ% at constant exchange rates	Jan.-Sep. 15
Argentina	400	(13.4)	40.7	461	179	(9.0)	47.8	197
Chile	249	(11.2)	(5.5)	280	100	(9.4)	(3.6)	111
Colombia	377	(10.0)	4.4	419	164	(20.0)	(7.2)	205
Peru	500	(6.2)	0.7	534	120	(9.3)	(2.5)	133
Venezuela	26	(78.4)	30.9	122	(13)	n.m.	n.m.	4
Other countries (1)	54	(25.2)	(14.5)	73	26	(40.0)	(31.1)	43

Total	1,606	(15.0)	7.9	1,888	576	(16.9)	2.2	693

(1)	Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America	37

Rest of Eurasia

Highlights

•	The downward path in the area’s loan book continues.

•	Further growth in deposits in the quarter in both Asia and Europe.

•	Another year-on-year increase in the area’s net attributable profit thanks to the positive trend in revenues and moderation in expenses.

•	Slight upward trend of asset quality indicators.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.- Sep. 16	Δ%	Jan.- Sep. 15
Net interest income	123	(5.5)	130
Net fees and commissions	134	8.9	123
Net trading income	70	(33.6)	105
Other income/expenses	42	n.m.	0
Gross income	369	2.7	359
Operating expenses	(250)	(0.7)	(252)
Personnel expenses	(131)	(7.1)	(141)
Other administrative expenses	(110)	9.1	(101)
Depreciation	(9)	(10.3)	(10)
Operating income	119	10.7	107
Impairment on financial assets (net)	7	n.m.	(6)
Provisions (net) and other gains (losses)	12	n.m.	(0)
Income before tax	138	36.7	101
Income tax	(37)	5.9	(35)
Net income	101	53.0	66
Non-controlling interests	—	—	—
Net attributable profit	101	53.0	66

Major balance sheet items	30-09-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	1,574	(14.0)	1,829
Financial assets	1,701	(9.0)	1,868
Loans and advances to customers	14,250	(8.5)	15,579
Inter-area positions	2,139	(43.6)	3,790
Tangible assets	38	(8.5)	42
Other assets	359	(0.3)	360

Total assets/liabilities and equity	20,062	(14.5)	23,469

Deposits from central banks and credit institutions	3,680	(31.4)	5,364
Deposits from customers	14,193	(5.7)	15,053
Debt certificates	0	(100.0)	0
Subordinated liabilities	315	(0.7)	317
Inter-area positions	—	—	—
Financial liabilities held for trading	90	5.0	85
Other liabilities	526	(61.9)	1,381
Economic capital allocated	1,259	(0.8)	1,269

Macro and industry trends

The Eurozone slowed its rate of growth in the second quarter of 2016 to a quarterly 0.3%. Growth for the year as a whole will finally depend on the level of recovery in the second half of 2016 in what is an uncertain environment, given the result of the Brexit referendum in favor of Britain leaving the EU and global geopolitical risks. Against this backdrop, the role of the ECB’s stimulus programs continues to be key for guaranteeing lax monetary conditions that contribute to achieve the price stability target and ensure economic recovery.

Activity and earnings

The downward path in the area’s loan book continues. As of September 2016 it registered a decline of 8.0% against December 2015 and a decrease of 1.1% against June 2016, mainly influenced by the reduction shown by the global lending business in Europe and Asia.

The area’s main credit risk indicators show a slight upward trend in the quarter: the NPL ratio closed at 2.8% at the end of September and the coverage ratio at 94%.

Customer deposits under management grew 5.7% in the last three months, slowing the rate of decline since the close of 2015 compared with the first half of 2016 to 5.6%. By geographic areas, there was significant growth in Asia, above all in the global transactional business, with a very positive trend in its growth (up 45.0% in the quarter); and a reduction in European branches (down 16.1% since December 2015, but growth of 1.3% in the quarter).

As regards earnings, gross income in the quarter fell 48.0% with respect to the figure for the previous quarter, mainly due to two

38	Business areas

Financial statements and relevant business indicators

(Million euros and percentage)

Relevant business indicators	30-09-16	Δ%	31-12-15
Loans and advances to customers (gross) (1)	14,857	(8.0)	16,143
Customer deposits under management (1)	14,114	(5.6)	14,959
Off-balance sheet funds (2)	386	16.5	331
Risk-weighted assets	15,178	(1.2)	15,355
Efficiency ratio (%)	67.8		74.4
NPL ratio (%)	2.8		2.5
NPL coverage ratio (%)	94		96
Cost of risk (%)	(0.09)		0.02

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

factors: worse results from the Global Markets unit when compared with a previous very positive quarter that included the receipt of the CNCB dividend; and the adverse impact of the current macroeconomic situation, with a combination of very low interest rates leading to a narrowing of spreads, and fewer transactions by the wholesale businesses. In cumulative terms, the area has posted year-on-year growth in gross income of

2.7%, largely due to the receipt of the CNCB dividend, which was not booked the previous year. Operating expenses continue to moderate, with a cumulative figure through September down year-on-year to 0.7%. Impairment losses on financial assets also moderated. Considering all the above, the area generated a net attributable profit between January and September of €101m, 53.0% more than in the same period in 2015.

Rest of Eurasia	39

Corporate Center

Financial statements

(Million euros)

Income statement	Jan.- Sep. 16	Δ%	Jan.- Sep. 15
Net interest income	(352)	8.5	(324)
Net fees and commissions	(98)	20.0	(81)
Net trading income	245	84.4	133
Other income/expenses	96	5.2	92
Gross income	(108)	(40.3)	(181)
Operating expenses	(652)	1.3	(643)
Personnel expenses	(349)	0.3	(348)
General and administrative expenses	(74)	(32.0)	(109)
Depreciation	(229)	22.8	(186)
Operating income	(760)	(7.8)	(824)
Impairment on financial assets (net)	(26)	n.m.	1
Provisions (net) and other gains (losses)	(142)	14.0	(124)
Income before tax	(927)	(2.1)	(947)
Income tax	226	(22.3)	291
Net income from ongoing operations	(701)	6.8	(656)
Results from corporate operations (1)	—	—	(1,113)
Net income	(701)	(60.4)	(1,770)
Non-controlling interests	(3)	(88.3)	(23)
Net attributable profit	(704)	(60.7)	(1,793)
Net attributable profit excluding corporate operations	(704)	3.6	(680)

(1)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

Major balance sheet items	30-09-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	2	11.6	2
Financial assets	1,541	(46.6)	2,885
Loans and advances to customers	130	(4.7)	136
Inter-area positions	—	—	—
Tangible assets	2,669	(6.8)	2,865
Other assets	20,523	(9.2)	22,592

Total assets/liabilities and equity	24,866	(12.7)	28,481

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	4,626	(21.0)	5,857
Subordinated liabilities	5,493	18.5	4,636
Inter-area positions	(12,113)	24.2	(9,755)
Financial liabilities held for trading	—	—	—
Other liabilities	3,393	(35.3)	5,242
Shareholder’s funds	50,784	3.0	49,315
Economic capital allocated	(27,317)	1.9	(26,814)

The Corporate Center’s cumulative income statement through September 2016 is influenced mainly by:

•	Greater contribution from NTI compared with the same period in 2015, mainly as a result of the capital gains registered in the third quarter from the sale of 0.75% of BBVA Group’s stake in CNCB.

•	Moderation of the year-on-year increase in operating expenses to 1.3% (up 1.4% year-on-year in the first half of the year).

•	14.0% increase in provisions (net) and other gains (losses), basically due to the €41m provision made in the third quarter for restructuring costs.

•	Lack of corporate operations. Results from corporate operations for the first nine months of 2015, a loss of €1,113m, basically included €705m in capital gains after tax from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB (€583m in the first quarter from the sale of 5.6% and €122m in the second quarter from the sale of 0.8%), €22m from the badwill generated by the CX deal (second quarter), -€1,840m from the valuation at fair value of the initial 25.01% stake held by BBVA in Garanti (third quarter) and the impact from the sale of 29.68% stake in CIFH (third quarter).

The Corporate Center posted a negative cumulative result of €704m, which compares with a loss of €1,793m in the same period of 2015 (-€680m excluding corporate operations).

40	Business areas

Annex

Other information: Corporate & Investment Banking

Highlights

•	The environment still one of pressure on margins and excess liquidity.

•	Slowdown in lending growth and decline in customer deposits under management.

•	Further improvement in third-quarter results, although earnings are down in year-on-year terms due to increased loan-loss provisions.

•	Stability of the asset quality indicators.

Other information: Corporate & Investment Banking	41

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Jan.- Sep. 16	Δ%	Δ% (1)	Jan.- Sep. 15
Net interest income	973	(12.3)	(5.2)	1,109
Net fees and commissions	466	(11.6)	(5.8)	527
Net trading income	398	(21.6)	(11.5)	508
Other income/expenses	103	19.0	12.3	86
Gross income	1,940	(13.1)	(5.9)	2,231
Operating expenses	(748)	0.0	4.3	(748)
Personnel expenses	(384)	(0.9)	2.5	(387)
General and administrative expenses	(291)	(3.7)	1.8	(302)
Depreciation	(73)	25.3	28.8	(58)
Operating income	1,192	(19.6)	(11.3)	1,484
Impairment on financial assets (net)	(197)	146.6	155.9	(80)
Provisions (net) and other gains (losses)	(65)	n.m.	n.m.	(7)
Income before tax	930	(33.4)	(26.3)	1,397
Income tax	(281)	(31.3)	(23.4)	(409)
Net income	650	(34.3)	(27.5)	988
Non-controlling interests	(88)	(14.2)	9.6	(103)
Net attributable profit	561	(36.6)	(31.1)	886

Major balance sheet items	30-09-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks, credit institutions and others	29,025	(5.3)	(2.3)	30,664
Financial assets	86,435	(4.4)	(2.4)	90,367
Loans and advances to customers	56,014	(3.3)	(0.8)	57,944
Inter-area positions	—	—	—	—
Tangible assets	37	(17.8)	(10.4)	45
Other assets	4,177	8.9	9.0	3,837
Off-balance sheet funds	175,689	(3.9)	(1.6)	182,856
Deposits from central banks and credit institutions	48,442	(10.9)	(8.0)	54,362
Deposits from customers	42,142	(20.3)	(18.1)	52,851
Debt certificates	14	n.m.	n.m.	(36)
Subordinated liabilities	2,030	(2.2)	7.3	2,075
Inter-area positions	18,254	90.8	101.4	9,568
Financial liabilities held for trading	55,939	1.2	1.6	55,274
Other liabilities	4,560	8.4	11.7	4,207
Economic capital allocated	4,308	(5.5)	(1.9)	4,557

Relevant business indicators	30-09-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	52,411	(3.4)	(0.8)	54,281
Customer deposits under management (2)	36,843	(15.3)	(12.6)	43,478
Off-balance sheet funds (3)	1,293	19.2	25.2	1,084
Efficiency ratio (%)	38.5			35.0
NPL ratio (%)	1.4			1.4
NPL coverage ratio (%)	83			86
Cost of risk (%)	0.16			0.21

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The markets have begun to put a price on the environment of slightly stricter monetary policies. The interest rates on risk-free debt have picked up from all-time lows and the stock markets have reacted with a downturn. However, this process is not expected to lead to a significant correction of the bond market, because monetary policies will try to maintain interest rates anchored at relatively low levels. In the short term, the elections in the United States are the main source of uncertainty, so there could be an increase in volatility and an environment of significant correction of asset prices. It is also important to keep an eye on the negotiations for Britain’s exit from the EU, now that the British Prime Minister has given the end of February as the possible date for triggering article 50 of the Treaty of the European Union. This factor has already begun to increase market volatility.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rates, unless expressly stated otherwise. These rates, together with the changes at current exchange rates, can be seen in the attached tables of financial statements and relevant business indicators.

The main aspects of the Group’s wholesale business activity are:

•	The context of continued higher pressure on margins (negative interest rates in Europe) and excess liquidity is maintained. In this situation, gross lending to customers in CIB has slowed its growth and closed the month of September at similar levels to the close of 2015. There was a significantly good performance in Mexico (up 16.1%), contrasting with the declines in Spain (down 0.7%), rest of Europe and Asia (down 9.6%), the United States (down 2.9%) and South America (down 4.0%).

•	Improvement in the asset quality indicators over the quarter. As of 30-Sep-2016, the NPL and coverage ratios closed at 1.4% and 83%, respectively (1.3% and 80% as of 30-Jun-2016).

•	Decline in customer deposits under management, which as of 30-Sep-2016 stood 12.6% below the December 2015 figure. By geographical areas, there was a fall in Spain (down 16.4%), rest of Europe

42	Annex

and Asia (down 6.9%), the United States (down 34.7%) and South America (down 10.9%), as against the growth registered in Mexico (up 8.8%).

Earnings

CIB posted a cumulative net attributable profit at the close of the third quarter of 2016 of €561m, of which €117m were in the first quarter of the year, €208m in the second and €236m in the third. The result of the third quarter therefore demonstrates strong resilience, as it is 13.5% above the figure for the second quarter. In cumulative terms, this figure is 31% down on the figure for the same period last year, affected strongly by higher loan-loss provisions. The highlights of this income statement are summarized below:

•	Gross income in the third quarter is down 5.1% on the figure between April and June 2016, which was positively influenced by the volatility of the market as a result of “Brexit”. The Global Markets unit reduced its quarterly contribution to gross income on the previous quarter (down 21.8%), conditioned by this effect and the lower number of transactions as a result of the summer season, mainly affecting Europe. Similarly, the Corporate Finance unit has been affected by the lower number of transactions completed. The effects of “Brexit” have led in the first part of the quarter to lower activity in the European primary market. In addition, the seasonal factor mentioned above has also affected the unit. Although September began with some stability there were signs of the limited depth in the primary market, and investor demands have shown themselves to be very price sensitive. In Mergers & Acquisitions, activity continues at record levels, with a very significant pipeline derived from interest in countries such as Spain and Mexico. The most significant transactions closed in the quarter have been the sale of Urbaser by the ACS group (once more, Asian buyers interested in investing in know-how in Spain) and of sugar factories in Mexico.

In year-on-year terms, the cumulative gross income of this heading fell by 5.9%. These figures are explained by situation of uncertainty and low market activity, with little new production in the purely banking business and lack of one-off transactions, particularly in Europe.

The Deep Blue plan was implemented to address this market reality. Since its launch, the results have been very positive. This cross-cutting initiative is designed to involve several CIB teams in visits to clients to offer them the solutions that best fit their needs. Underwriting instructions worth €30,000m have been submitted as a result of this plan, which are being monitored on a recurrent basis.

•	The performance of cumulative operating expenses improves on that reported in the first semester of 2016. This heading increased 4.3% with respect to the same period in 2015, strongly influenced by the growth in technology costs associated with the investment plan. However, there has been a notable restriction in personnel expenses.

•	Finally, quarterly impairment losses on financial assets are below the previous quarter and consequently show a reduction in the rate of growth of the cumulative figure through September 2016. As commented in previous quarters, growth in this heading is mainly due to the rating downgrades (above all in the first quarter of 2016) of some companies in the United States operating in the energy (exploration & production) and the metals & mining (basic materials) sectors.

Other information: Corporate & Investment Banking	43

Conciliation of the BBVA Group’s financial statements

Presented below is the reconciliation between the consolidated income statement and the management income statement, which is shown throughout this management report for the first nine months of 2015. The main difference between both is the method used for integrating Garanti’s earnings. In the management income statement, the Group’s earnings were presented by consolidating Garanti in the proportion corresponding to the percentage held by BBVA Group in the Turkish bank until the third quarter of 2015 (25.01%), versus the integration using the equity method in the consolidated income statement. The “earnings from corporate operations” heading in the management income statement for the first nine months of 2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill generated by the CX operation, the effect of the valuation at fair value of the initial 25.01% stake in Garanti and the impact from the sale of 29.68% stake in CIFH. In the consolidated income statement, these earnings are included under net operating income.

Conciliation of the BBVA Group’s income statements. January-September 2015

(Million euros)

		Adjustmets
Consolidated income statements		Garanti integrated proportionally	Garanti by the equity method	Corporate operations (1)	Management income statements
Interest and similar income	17,724	996			18,720	Financial income
Interest and similar expenses	(6,124)	(585)			(6,709)	Financial expenses
Net interest income	11,600	411			12,011	Net interest income
Dividend income	288				288	Dividend income
Share of profit or loss of entities accounted for using the equity method	192	8	(176)		24	Share of profit or loss of entities accounted for using the equity method
Fee and commission income	4,572
Fee and commission expenses	(1,225)
	3,347	95			3,442	Net fees and commissions
Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net	(434)
Gains or (-) losses on financial assets and liabilities held for trading, net	190
Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	818
Gains or losses from hedge accounting, net	155
Exchange differences (net)	850
	1,580	(21)			1,558	Net trading income
Other operating income and expenses	(549)
Income on insurance and reinsurance contracts	753
	204	7			211	Other operating income and expenses
Gross income	17,211	499	(176)		17,534	Gross income

Administration expenses	(7,880)				(9,024)	Operating expenses
Personnel expenses	(4,586)	(107)			(4,693)	Personnel expenses
Other general and administrative expenses	(3,294)	(88)			(3,382)	General and administrative expenses
Depreciation	(932)	(18)			(950)	Depreciation
	8,399	287	(176)		8,510	Operating income
Provisions or reversal of provisions	(574)	(2)			(576)	Provisions (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	(3,214)	(69)			(3,283)	Impairment on financial assets (net)
Net operating income	4,610	41			4,651
Impairment or reversal of impairment on non-financial assets	(206)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	(2,146)
Negative goodwill recognised in profit or loss	22
Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	775
	(1,555)	2		1,238	(316)	Other gains (losses)
Profit from continuing operations	3,055				4,335	Income before tax
Tax expense or income related to profit or loss from continuing operation	(941)	(44)		(124)	(1,109)	Income tax
Profit from continuing operations	2,113			1,113	3,226	Net income from ongoing operations
Profit from discontinued operations (net)	—				—	Net income from discontinued operations
					(1,113)	Results from corporate operations (1)
Profit	2,113				2,113	Net income
Attributable to minority interest [non-controlling interests]	(411)				(411)	Non-controlling interests
Attributable to owners of the parent	1,702				1,702	Net attributable profit

(1)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti and the impact of the sale of BBVA’s 29.68% stake in CIFH.

44	Annex

BBVA INVESTOR RELATIONS

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Telephone: +34 91 374 31 41

E-mail: bbvainvestorrelations@bbva.com

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Telephones: +1 212 728 24 16 / +1 212 728 16 60

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 27, 2016	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez

	Title:	Authorized representative